As filed with the Securities and Exchange Commission on December 5, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BPI INDUSTRIES INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1311	75-3183021
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer
incorporation or organization)	classification code number)	identification number)

30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
(440) 248-4200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
George J. Zilich
Chief Financial Officer and General Counsel
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
(440) 248-4200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
James R. Carlson
Derek D. Bork
Thompson Hine LLP
127 Public Square, Suite 3900
Cleveland, Ohio 44114
(216) 566-5500
      Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
CALCULATION OF REGISTRATION FEE

	Amount of Securities	Proposed Maximum	Amount of
Title of Each Class of	to be Registered	Aggregate	Registration
Securities to be Registered	in the Offering	Offering Price(1)	Fee(1)

Common Stock, without par value	18,000,000 Shares	$43,878,008	$4,695

(1)	Pursuant to Rule 457(c), the registration fee is calculated using (i) the average of the high and low sales prices of the registrant’s common stock on the TSX Venture Exchange on November 29, 2005 (which is equal to USD$2.4377, using the exchange rate in effect on such date), and (ii) the fee rate of $107.00 per million dollars of the aggregate dollar offering.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

18,000,000 Shares of Common Stock
       This prospectus covers the offer and sale of 18,000,000 shares of our common stock, without par value, by the selling shareholders named in this prospectus. These shares consist of 18,000,000 shares that are currently outstanding.
      The selling shareholders may offer the common stock from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at other negotiated prices. The selling shareholders may sell none, some or all of the common stock offered by this prospectus. We cannot predict when or in what amounts the selling shareholders may sell the common stock offered by this prospectus. We will not receive any proceeds from the sale of common stock by the selling shareholders.
      Our common stock is traded on the TSX Venture Exchange in Vancouver, British Columbia under the symbol “BPR.” On December 2, 2005, the closing price of our common stock was CAD$3.35 ($2.88 in U.S. Dollars).
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 5, 2005.

Prospectus Summary
       This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and the related notes contained in this prospectus before making an investment decision. References in this prospectus to “we,” “us,” “our,” “company,” and “BPI” refer to BPI Industries Inc. “You” refers to a prospective investor in the company through the purchase of shares offered by this prospectus.
      In this prospectus, unless otherwise indicated, amounts are expressed in U.S. dollars. In addition, our financial statements included in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles.
Coalbed Methane
      We are engaged in the acquisition, exploration, development and production of coalbed methane (“CBM”) reserves. CBM is a form of natural gas that is generated during coal formation and is contained in underground coal seams and abandoned mines.
      Methane is the primary commercial component of natural gas produced from conventional gas wells. Natural gas produced from conventional wells generally contains other hydrocarbons in varying amounts that require the natural gas to be processed. CBM generally contains only methane and is pipeline-quality gas after simple water dehydration.
      CBM production is similar to conventional natural gas production in terms of the physical producing facilities. However, the subsurface mechanisms that allow gas movement to the wellbore are very different. Conventional natural gas wells require a subsurface that is porous, allows the gas to migrate easily, and contains a natural trap to capture and hold the gas reservoir. In contrast, CBM is held in place within coal seams in four ways:

•	as free gas within the micropores (pores with a diameter of less than .0025 inch) and cleats (set of natural fractures) of coal;

•	as dissolved gas in water within the coal;

•	as adsorbed gas held by molecular attraction on the surface of macerals (organic constituents that comprise the coal mass), micropores and cleats in the coal; and

•	as adsorbed gas within the molecular structure of the coal.
      Coal at shallower depths with good cleat development contains high concentrations of free and dissolved methane gas. Adsorption is generally higher in coal that contains a higher percentage of fixed carbon and generally increases with higher pressure, which occurs at deeper depths. We currently intend to drill and produce from coal seams ranging in depth from 400 to 1,200 feet beneath the surface.
      CBM gas is released from the coal by pressure changes when water is removed from coal. In contrast to conventional gas wells, new CBM wells initially produce water for several months. As the water pressure decreases in the coal formation, methane gas is released from the coal.
      To assist you in reading this prospectus and understanding our business, we have included a glossary of selected natural gas terms that are used in this prospectus. The glossary is set forth as Appendix A beginning on Page A-1.
Our Business
      We focus on the acquisition, exploration, development and production of CBM reserves located in the Illinois Basin, which covers approximately 60,000 square miles in the mid to southern part of Illinois, southwest Indiana and northwest Kentucky. Through lease, option and farm-out agreements, we have assembled CBM rights covering 418,435 acres in the Illinois Basin. We believe that these rights currently give us control over more CBM acreage than any other CBM company in the Illinois Basin. Based on our current acreage position and anticipating 80-acre spacing, we have the potential for more than 5,000 drilling locations.
      A Gas Technology Institute report from 2001 estimates that 21 trillion cubic feet of CBM gas is in place in the Illinois Basin. We have identified seven potentially commercially productive seams within the Illinois Basin with average coal thickness from three to nine feet, all of which are located at our Delta Project. Although the Illinois Basin is believed to have significant CBM potential, it is largely untested for commercial CBM production. In addition, we have evaluated the CBM potential in only a relatively small part of the Delta Project.
      Our Delta Project, which is located in Saline and Williamson counties in southern Illinois, is one of only two in-seam CBM projects that are in commercial production in the Illinois Basin. The Delta Project has 43,000 largely contiguous leased acres of CBM rights, and we own the leasehold on this acreage.
      In addition to the Delta Project, we control, through lease, option and farm-out agreements, a total of 239,487 acres in the Montgomery Project, which is located in the north central part of the Illinois Basin, and 135,948 acres in the Clinton/ Washington Project, which is located in the northwestern part of the Illinois Basin. In addition, we are continuing to negotiate for additional CBM acreage in the Illinois Basin.
      On March 31, 2005, we entered into a Technical Services Agreement with BHP Petroleum (Exploration) Inc., a wholly owned subsidiary of BHP Billiton, a major international resources company. As part of this agreement, BHP has agreed to provide us, on an exclusive basis in the Illinois Basin, technical services related to BHP’s techniques and know how in the areas of drilling and completion of CBM wells. BHP will provide its medium radius drilling (MRD) techniques to assist BPI in drilling three initial pilot wells and will provide an assessment of the application of its tight radius drilling (TRD) technology at our projects.
      BHP’s MRD techniques are refinements to the horizontal drilling techniques that are currently being used in North America. We believe BHP has demonstrated that MRD drilling techniques provide for a more cost effective approach to the production of CBM than many of the current horizontal drilling and standard vertical drilling techniques used in North America.
      TRD technology would be utilized in the drilling and completion of vertical wells. TRD, if it proves technically and commercially viable, would drain more acreage than a traditional fraced vertical well, resulting in lower total capital costs and less surface disruption in draining a CBM reservoir.
      In connection with the Technical Services Agreement, we granted BHP a right of first refusal to acquire us that extends until September 30, 2006. Before we can extend or accept an offer for any third party to acquire a majority of our stock or assets, we must permit BHP to acquire the same stock or assets on the terms proposed to be extended to or accepted from the third party. In addition, we agreed to issue BHP 4.0 million stock appreciation rights, which may be exercised by BHP only if it acquires us. In that event, the stock appreciation rights will have a value equal to the number of stock appreciation rights multiplied by the difference between the market price of our common stock on the date of exercise and the market price on March 31, 2005 (which was CAD$2.18 per share). We are required to issue BHP an additional 2.0 million stock appreciation rights if BHP elects to extend the term of the Technical Services Agreement for an additional six-month period. BHP may exercise the stock appreciation rights only during the term of the Technical Services Agreement, any extension of the term and the six-month period after the expiration of the term. For a more detailed discussion of the Technical Services Agreement, see the section of this prospectus entitled “Business — Technical Services Agreement with BHP Billiton.”
Our History
      BPI Industries Inc. was incorporated under the laws of British Columbia in 1980. Our corporate offices in the United States are located at 30775 Bainbridge Road, Suite 280, Solon, Ohio 44139, telephone (440) 248-4200. Our records office and registered office in Canada is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia V7Y 1C3, telephone (604) 685-8688. Our operations are conducted from a field office located in Marion, Illinois.

      Beginning in 1996, we had a minority involvement in the Delta Project. In 2001, Methane Management, Inc. acquired the Delta Project subject to our minority interest. In August 2001, we acquired Methane Management, Inc. and consolidated 100% of the Delta Project within BPI. James G. Azlein, President of Methane Management, Inc. at the time, became our President, and we created a new management team. We have since divested nearly all of our assets that are not related to CBM projects in the Illinois Basin.
      Since 2001, we enlarged our acreage “footprint” from 43,000 acres to the 418,435 acres of CBM rights that we control today, drilled CBM test and production wells at the Delta and Montgomery Projects, and installed gathering and production facilities for gas sales from the Delta Project.
Business Strategy
      The principal elements of our business strategy are designed to generate growth in gas reserves, production volumes and cash flows at a positive return on invested capital:

•	Explore and Develop Properties. During the 12-month period ending April 30, 2006, we plan to drill 147 new wells, including 140 new production wells at the Delta Project and seven new test wells. This plan contemplates a capital expenditure budget of approximately $33 million. We believe that our current cash balances are sufficient to fully fund these capital expenditures and our anticipated cash needs through April 30, 2006. However, our revenues and cash balances may not be sufficient to fund our operations beyond that date. Therefore, in order to fund our operations after April 30, 2006, we will likely need to raise additional financing.

•	Expand CBM Acreage Rights. We are continuing to negotiate for additional CBM acreage rights in the Illinois Basin. We are utilizing our strategy of acquiring leases and options on large acreage blocks in areas where the coal seams are the thickest and there is currently pipeline delivery infrastructure in place.

•	Pursue Joint Ventures. With our asset base and technical expertise, we believe that we are well positioned to attract industry joint venture partners for the purpose of providing technical operating expertise or development opportunities to accelerate our growth.
Competitive Strengths
      We believe our competitive strengths include the following:

•	Substantial CBM Acreage Position. The Illinois Basin is one of the few remaining high potential CBM areas in North America. We were the first company to begin acquiring substantial blocks of CBM acreage rights in the Illinois Basin. We believe that we currently control more CBM acreage than any other CBM company in the Illinois Basin.

•	Ability to Attract World Class Corporate Partners. We have entered into a Technical Services Agreement with a subsidiary of BHP Billiton, a major international resources company. BHP is one of the largest resource companies in the world, with existing CBM operations in Australia and China. We believe our ability to attract this world class partner is a recognition of the assets that we have assembled.

•	Lead Project in Commercial Production. As of November 1, 2005, we have drilled 85 wells. These wells consist of 64 productive wells and 21 wells that have been drilled but are not yet in production, including six test wells that we plan to eventually place into production. Three of our test wells are located at our Delta Project, and three of our test wells are located at our Montgomery Project. We are currently selling gas from our productive wells into one of the two interstate pipelines that cross the Delta Project. As of November 1, 2005, these 64 wells are producing a total of approximately 400 Mcfe per day. None of our productive wells have reached their anticipated maximum daily production.

•	Low Cost Structure. We believe that the finding, development and lifting costs in the Illinois Basin are lower than in many other CBM areas. We do not anticipate delays in obtaining drilling permits or being required to build costly water disposal facilities. These factors are expected to result in lower average lifting costs per Mcf of natural gas. In addition, transportation costs are low compared to many producers in other basins, because major gas pipelines are on or very close to our projects, and production is sold into some of the largest gas markets in the United States.

•	Experienced and Incentivized Management and Operating Teams. Our operating team includes individuals that have been drilling or operating CBM wells in the Illinois Basin since 1996. In addition, James G. Azlein, our President and Chief Executive Officer, and George J. Zilich, our Chief Financial Officer and General Counsel, own 6.70% of our common stock, assuming the exercise of all of the warrants and options held by Mr. Azlein and Mr. Zilich. In addition, the majority of BPI’s management and operating employees owns common stock and/or stock options in the company.
Risks Relating to BPI
      In evaluating our business, you should consider that we are subject to a number of risks. Among these risks are:

•	Our current revenues are minimal and not sufficient to support our operations. We are not currently generating net income or positive cash flow from operations. Even if we achieve increased revenues and positive cash flow from operations in the future, we anticipate increased exploration, development and other capital expenditures as we continue to explore and develop our CBM rights.

•	We may be unable to raise the additional financing necessary to fund our future operations. Interest rates and investor expectations and demands are subject to change, and any change in these areas could have a negative effect on the financing terms that we are able to obtain. In addition, the terms of any new financing may adversely affect your investment in us.

•	CBM exploration is speculative in nature and may not result in operating revenues or profits. The future wells that we drill may not be successful, due to low CBM content in the coal, low permeability, unusually low or high water quantities, low water quality, incorrect forecasts or other factors. In addition, we could determine in the future that the conditions in the Illinois Basin are not conducive to commercially viable CBM operations.

•	We could experience delays in securing drilling equipment and crews, which would cause us to fail to meet our drilling plans and negatively impact our operations. We utilize drilling contractors to perform all of the drilling on our projects and maintain a limited number of supervisory and field personnel to oversee drilling and production operations. Our plans to drill additional wells are determined in large part by the anticipated availability of acceptable drilling equipment and crews. We do not currently have any contractual commitments that ensure we will have adequate drilling equipment or crews to achieve our drilling plans.

•	We could lose significant portions of our CBM acreage rights if we do not place into production a sufficient number of CBM wells. The lease agreements pursuant to which we hold, or upon the exercise of options will hold, our CBM acreage rights will expire between April 2006 and November 2013, after which we will continue to hold our acreage rights only to the extent that we are producing CBM from the covered acreage.

•	Substantially all of our CBM rights are inferior to coal mining rights covering the same properties, and our operations could be displaced by coal mining operations, which would negatively impact our operations.

•	The issue of who owns CBM gas, as between the coal rights owner and the oil and gas rights owner, is uncertain in Illinois and Indiana. This issue has not been determined by the appellate courts in either state. We generally secure CBM rights from the coal owners. Some of our lessors hold both the coal rights and the oil and gas rights for the applicable properties, but in some cases it is not certain that they also hold the oil and gas rights. If any litigation in Illinois or Indiana concludes that CBM rights lie with the oil and gas owner, we could lose some of our CBM rights.

•	We have granted BHP Billiton a right of first refusal to acquire us, which could deter other potential acquirors from seeking to acquire us. We also agreed to issue BHP 4.0 million stock appreciation rights, which may be exercised by BHP only if it acquires us. A potential acquiror might decide that it does not wish to expend its time and resources reviewing and negotiating an acquisition with us if BHP can thwart the transaction by exercising its right of first refusal.
      For further discussion of these and other factors that you should carefully consider before making an investment decision, see “Risk Factors” beginning on page 7 of this prospectus.
Recent Developments
      Effective August 15, 2005, De Visser Gray, Chartered Accountants, resigned as our auditor by mutual agreement between us and De Visser. De Visser’s resignation did not result from any disagreements between us and De Visser concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Effective August 15, 2005, we engaged a new independent accountant, Meaden & Moore, Ltd., Certified Public Accountants, to audit our financial statements. For more information about De Visser’s resignation and our engagement of Meaden & Moore, see the section of this prospectus entitled “Change of Auditor.”
      On September 26, 2005, we completed a private placement of the common stock covered by this prospectus to the selling shareholders. We issued 18,000,000 shares of our common stock at a per share price of CAD$2.00 (approximately USD$1.69), resulting in gross proceeds to us of approximately $30.5 million. After the payment of fees and expenses, the net proceeds to us from the private placement was approximately $28.0 million. We plan to use these net proceeds to fund our plan of operations through April 30, 2006 and for working capital and general corporate purposes.
      On September 30, 2005, we submitted an application to have our common stock listed for trading on the American Stock Exchange, which is subject to review and approval by the Exchange. We can provide no assurance that our application will be approved. However, if our application is approved, we would be required to register our common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and we would likely apply promptly to delist our common stock from the TSX Venture Exchange. If our application with the Exchange is approved, these events could occur as soon as December 2005 or early 2006.

The Offering

Common stock available for offering by the selling shareholders	18,000,000 shares of our common stock. For additional information about the selling shareholders and the common stock available for sale by them, see the section of this prospectus entitled “Selling Shareholders.”

Common stock outstanding	As of November 17, 2005, we have 63,040,237 shares of our common stock outstanding. As of the same date, 10,373,066 shares of our common stock are issuable upon exercise of warrants held by third parties, and 4,080,612 shares of our common stock are issuable upon exercise of options held by our officers, directors, employees and others. See “Description of Our Common Stock.”

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.

Plan of distribution	The offering is made by the selling shareholders named in this prospectus, to the extent they sell any shares of common stock. Sales may be made in the open market or in privately negotiated transactions, at fixed or negotiated prices. See “Plan of Distribution.”

Risk factors	An investment in our common stock is subject to risk. Please read “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Risk Factors
       An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information in this prospectus before investing.
Risk Factors Relating to Our Business

Our current revenues are minimal and not sufficient to support our operations. If we are unable to raise additional financing, we may not be able to carry out our long-term plans.
      The wells that we have drilled began producing CBM for sale only in January 2005, and the amount of CBM gas that we are currently selling is not significant. We are not currently generating net income or positive cash flow from operations. Even if we achieve increased revenues and positive cash flow from operations in the future, we anticipate increased exploration, development and other capital expenditures as we continue to explore and develop our CBM rights. Our capital expenditure budget for the 12-month period ending April 30, 2006 totals approximately $33 million. This amount anticipates drilling 147 new wells, including 140 new production wells at the Delta Project and seven new test wells. Our revenues and cash balances may not be sufficient to fund our operations beyond April 30, 2006. Therefore, in order to achieve our long-term plans and maintain a viable business, we will need to raise additional financing. If we are unable to raise additional financing, we will likely be unable to carry out our long-term plans, which would negatively impact the value of your investment in us.
      Even if we continue to demonstrate the commercial viability of CBM wells in the Illinois Basin, we may encounter difficulty in raising additional capital on favorable terms. Interest rates and investor expectations and demands are subject to change, and any change in these areas could have a negative effect on the financing terms that we are able to obtain. In addition, the terms of any new financing may adversely affect your investment. If we issue preferred stock or additional common stock, institutional investors may negotiate terms equal to or more favorable than market prices or the terms of our prior offerings, resulting in dilution to existing shareholders. Debt financing could result in the lenders having a claim to assets prior to the rights of our shareholders, divert cash flow to service the debt, and restrict operations through compliance with lenders’ restrictions. Any such terms could adversely affect the return that you receive on your investment in us.

We have incurred significant operating losses since our inception and may not achieve profitability in the future.
      We have experienced significant operating losses and negative cash flow from operations since our inception, and we currently have an accumulated deficit. During the fiscal year ended July 31, 2005, we incurred a net loss of $5,396,351. As of July 31, 2005, we have an accumulated deficit of $18,357,283. We anticipate that our operating costs and capital expenditures will continue to grow as we continue to explore and develop our CBM rights. Even if we significantly grow our revenues from the sale of CBM in connection with our drilling plans, it is possible that our increased operating costs and capital expenditures will prevent us from generating net income. In addition, in the future we could incur greater than expected drilling or other operating expenses, we could discover that our properties are not commercially viable, or gas prices could decline significantly. Any of these events would have a significantly negative impact on our ability to generate net income. If we are unable to achieve profitability at any time in the near future, the value of your investment in us could be adversely affected.

CBM exploration is speculative in nature and may not result in operating revenues or profits.
      The Illinois Basin is largely untested for commercial CBM production. In addition, we have evaluated the CBM potential in only a relatively small part of the Delta Project. Although initial production of the wells at our Delta Project has met expectations, only an extended production history will indicate whether the wells are likely to be commercially productive over the long-term. We could determine in the future that the Illinois Basin does not contain enough CBM for commercially viable operations, or that the conditions in the Illinois

Basin are not conducive for commercially viable operations. Any such determination would have a significant negative effect on your investment in us.
      Future wells that we drill may not be successful, due to low CBM content in the coal, low permeability, unusually low or high water quantities, low water quality, incorrect forecasts or other factors. We cannot be sure that completed wells will produce enough CBM to recover our capital investments. We can provide no assurance that the exploration and development of our projects will occur as scheduled, or that actual results will be in line with expectations.
      The cost of drilling, completing and operating wells is often uncertain. Factors that can delay or prevent drilling operations, include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	shortages or delays in the availability of drilling rigs or the delivery of equipment;

•	the inability to hire personnel or engage other third parties for drilling and completion services;

•	the inability to obtain regulatory approvals to drill CBM wells where planned;

•	adverse weather; and

•	the inability to sell CBM production, due to the loss of access to the pipelines into which CBM production is sold or an oversupply of natural gas in the market.
      Wells on some projects could require substantial dewatering ahead of production, which could delay the start of production by months and increase completion costs. Continued high volume water pumping during production would increase operating costs. If we experience significant setbacks in drilling, completing and operating wells, or significantly increased costs due to unexpected conditions, our financial performance will suffer.

We could experience delays in securing drilling equipment and crews, which would cause us to fail to meet our drilling plans and negatively impact our operations.
      We utilize drilling contractors to perform all of the drilling on our projects. We maintain a limited number of supervisory and field personnel to oversee drilling and production operations. Our plans to drill additional wells are determined in large part by the anticipated availability of acceptable drilling equipment and crews. We do not currently have any contractual commitments that ensure we will have adequate drilling equipment or crews to achieve our drilling plans. If our anticipated levels of drilling equipment are not made available to us, we will have to modify our drilling plans, which would cause us to fail to meet our drilling plan and negatively impact our operations. If we cannot meet our drilling plans, the value of your investment in us may decline.

We could lose significant portions of our CBM acreage rights if we do not place into production a sufficient number of CBM wells.
      The lease agreements pursuant to which we hold, or upon the exercise of options will hold, our CBM acreage rights will expire between April 2006 and November 2013, after which we will continue to hold our acreage rights only to the extent that we are producing CBM from the covered acreage. Under some of these leases, the wells that we place into production must produce minimum royalties to the lessor and, in some cases, we will retain only limited acreage rights for each CBM well that we place into production. In addition, under our farm-out agreement with Addington Exploration, LLC, which covers 41,253 acres in the Montgomery Project and 22,997 acres in the Clinton/ Washington Project, we earn CBM acreage rights only when we place CBM wells into production. For each well that we place into production, we will receive only a portion of the acreage rights covered by the agreement. As of November 1, 2005, we have 64 productive wells and 21 wells that have been drilled but are not yet in production, including six test wells that we plan to eventually place into production. For the 12-month period ending April 30, 2006, we plan to drill 147 new wells, including 140 new production wells at the Delta Project and seven new test wells. For us to maintain all of our CBM acreage rights beyond the initial terms of our lease and farm-out agreements, we will be required to significantly expand our drilling operations or renegotiate the terms of these agreements. If we are unable to retain our CBM acreage rights, our growth potential will be negatively impacted, which could cause the value of your investment in us to decline.

We could encounter strong competition for properties in the Illinois Basin.
      The natural gas industry is highly competitive. We currently hold substantial CBM acreage rights in the Illinois Basin, but other companies may become active in the area. New entrants could have greater financial and technological resources, which might enable them to outbid us on new acreage or obtain leaseholds, option agreements or farm-out agreements for which we currently have agreements in place when our rights expire or lapse. Any loss of acreage would negatively impact the potential scope of our operations, which would likely have a negative impact on the value of your investment in us.

Because substantially all of our CBM acreage rights are inferior to coal mining rights covering the same properties, our operations could be displaced by coal mining operations, which would negatively impact our operations.
      Under substantially all of the lease agreements pursuant to which we hold, or upon the exercise of options will hold, CBM acreage rights, our right to drill for and produce CBM is expressly subject to the mining of coal on the acreage covered by the lease. Approximately 87% of our acreage rights are subject to superior coal mining rights. We may not interfere with any existing coal mining operations and, under certain circumstances, may be required to cease drilling in locations where coal mining operations will be undertaken. These superior coal rights may restrict the locations where we can drill CBM wells on our projects and may cause some of our CBM operations to be displaced by coal operations. Any such displacement could cover a significant portion of our CBM acreage rights. If we face significant restrictions on where we can drill our CBM wells or a significant number of our CBM wells are displaced by coal mine operations, our operations and financial performance will be negatively impacted.

The CBM rights that we have acquired under lease and option agreements are subject to a number of uncertainties, which, when resolved, could cause us to lose some of our CBM rights.
      Under the terms of the lease and option agreements pursuant to which we have acquired our CBM rights, we are entitled to all of the CBM rights held by our lessors in the counties covered by these agreements. However, we face a number of uncertainties regarding what rights our lessors hold.
      The issue of who owns CBM gas, as between the coal rights owner and the oil and gas rights owner, is uncertain in Illinois and Indiana. This issue has not been determined by the appellate courts in either state. We believe, based on advice from legal counsel, that under Illinois and Indiana law ownership will ultimately be found to lie with the coal rights owner. Based on this advice, we generally secure CBM rights from the coal owners. Some of the lessors from which we have acquired CBM rights may hold both the coal rights and the oil and gas rights for the applicable properties, but in some cases it is not certain that these lessors also hold the oil and gas rights. If any litigation in Illinois or Indiana concludes that CBM rights lie with the oil and gas owner, we could lose some of our CBM rights.
      In addition, in some cases the extent of the coal and/or oil and gas rights held by our lessors is uncertain. We conducted no title or deed examinations prior to executing our lease and option agreements, and our lessors made no warranties as to the acreage or rights covered by the agreements. Although we have conducted extensive title and deed examinations covering much of the property constituting our Delta Project, we have not conducted title and deed examinations to date on our other projects. We do not expect to complete title examinations for all of these properties within the next 12 months. We are currently continuing to examine title records and deeds for individual properties on the Delta Project. There can be no assurance that our rights under our lease and option agreements include all of the acreage and rights identified in the agreements until title examinations on all of the underlying properties have been completed.
      If any of these uncertainties is resolved unfavorably to us, we could lose some of our CBM acreage rights. Any loss of our CBM acreage rights would negatively impact our growth potential, which could cause the value of your investment in us to decline.

We could incur significant costs in connection with disputes over surface rights, which would have a negative impact on our financial performance.
      We have been subject to legal complaints regarding the extent of the surface rights that derive from our CBM rights. On occasion, the owners of properties that are adjacent to our drilling locations have challenged our right to cross their property in accessing our drilling locations and our right to lay gas and water flow lines across their property. The extent of our rights in respect of these issues is uncertain in Illinois and Indiana. If disputes regarding our surface rights are not resolved in our favor, we may be required to acquire surface rights or access our drilling locations and lay gas and water flow lines in inefficient ways, which would cause us to incur increased operating costs. In addition, we could incur significant costs in legal disputes over our surface rights. For the 12-month period ended July 31, 2005, we incurred approximately $303,000 in legal fees in connection with legal disputes over surface rights. If for any reason these operating or legal costs increase significantly, our financial performance will suffer.

We have granted BHP Billiton a right of first refusal to acquire us, which could deter other potential acquirors from seeking to acquire us.
      In connection with the Technical Services Agreement that we entered into on March 31, 2005 with BHP Petroleum (Exploration) Inc., a wholly owned subsidiary of BHP Billiton, we granted BHP a right of first refusal to acquire us. Before we can extend or accept an offer for any third party to acquire a majority of our stock or assets, we must permit BHP to acquire the same stock or assets on the terms proposed to be extended to or accepted from the third party. The right of first refusal expires on September 30, 2006. We also agreed to issue BHP 4.0 million stock appreciation rights, which may be exercised by BHP only if it acquires us. The stock appreciation rights will have a value equal to the number of rights multiplied by the difference between the market price of our common stock on the date of exercise and the market price on March 31, 2005. We are required to issue BHP an additional 2.0 million stock appreciation rights if BHP elects to extend the term of the Technical Services Agreement for an additional six-month period. BHP’s right of first refusal and related stock appreciation rights may deter other potential acquirors from seeking to acquire us. A potential acquiror might decide that it does not wish to expend its time and resources reviewing and negotiating an acquisition with us if BHP can thwart the transaction by exercising its right of first refusal. If potential acquirors are deterred from considering an acquisition of us, we may not receive attractive acquisition offers, which might have a negative effect on the value of your investment in us.

We could incur substantial costs to comply with environmental regulations, and our failure to comply with environmental regulations could result in significant fines and/or penalties, either of which could adversely affect our operations.
      Our operations are subject to federal, state and local environmental laws and regulations. Although we believe that our operations to date have been conducted in compliance with these regulations, new more restrictive laws or regulations could be adopted, which could force us to expend significant resources to comply with the new requirements. Because CBM exploration is relatively new in the Illinois Basin, the governmental agencies that regulate us, including the Illinois Department of Natural Resources’ Office of Mines and Minerals, may determine that new laws and regulations are required to govern the growing industry. CBM operations are technologically different from conventional oil and gas operations, and these agencies may determine that existing regulations, which are generally focused on the oil and gas industry, are not sufficient for CBM operations. As CBM activity increases in the Illinois Basin, unexpected regulatory issues may develop, which could impose additional compliance costs on us. Any significant increase in compliance costs could have a negative impact on our results of operations and could prevent our properties from being commercially viable.

The occurrence of a significant adverse event that is not covered by insurance could have a material adverse effect on our financial condition.
      The exploration for, development and production of CBM involves a variety of operating risks, including the possibility of fire, explosion and blow-out from abnormal formation pressure. It is not always possible to fully insure against such risks. An uninsured or underinsured loss could adversely impact our financial condition.

Our ability to attain profitable operations could be negatively impacted by any decline in natural gas prices.
      We commenced CBM sales from our first producing wells in January 2005, generating $117,835 in gas sales during the fiscal year ended July 31, 2005. Our ability to grow our revenues, and ultimately attain profitable operations, will depend not only on our ability to place CBM wells into production but on the market for natural gas. Natural gas prices have historically been volatile, and they are likely to continue to be volatile in the future. If natural gas prices decline significantly for extended periods of time, the CBM wells that we place into production may not be commercially viable and we might not be able to generate enough revenues to reach profitable operations. Our failure to reach profitable operations will negatively affect the value of your investment in us.

We will incur increased costs as a result of registering in the United States.
      As a result of our recent filing of a registration statement with the U.S. Securities and Exchange Commission, we have become subject to the reporting requirements of the Exchange Act. As an SEC registrant, we will incur significant legal, accounting and other expenses that we did not incur as a Canadian public company. We will incur costs associated with complying with the rules and regulations of the SEC, including those adopted under the Sarbanes-Oxley Act of 2002. We currently estimate that these costs will total approximately $1.0 million on an annual basis. In addition, we will continue to be subject to the securities laws and reporting requirements of the British Columbia Securities Commission and the Alberta Securities Commission and, so long as our shares are listed there for training, the filing requirements of the TSX Venture Exchange. These dual reporting obligations will result in increased compliance costs, which could adversely affect our financial performance.
      In addition, being subject to SEC regulation and the Sarbanes-Oxley Act may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.
Risks Relating to this Offering

You will experience dilution of your ownership interest if we issue additional equity in the future.
      We are authorized to issue 100,000,000 shares of common stock. As of November 17, 2005, 63,040,237 shares of our common stock are issued and outstanding, 10,373,066 shares of our common stock are issuable upon exercise of warrants held by third parties, and 4,080,612 shares of our common stock are issuable upon exercise of options held by our officers, directors, employees and others. We expect that we may issue additional shares of our capital stock in the future to raise funds in support of our operations. We may also issue additional shares of capital stock in connection with hiring personnel, joint venture arrangements or other strategic transactions. The issuance of any such shares of capital stock in the future will dilute your ownership interest in the company.

There is no significant market for our common stock, which could prevent you from selling your common stock at acceptable prices or at all.
      Our common stock is currently traded on the TSX Venture Exchange. Our common stock is not currently listed or quoted on any U.S. national or regional securities exchange or market. The TSX Venture Exchange tends to be substantially more illiquid than U.S. national or regional securities exchanges or markets. In addition, there is not a substantial amount of trading in our common stock on the TSX Venture Exchange. We are not certain that a more active trading market in the stock will develop, or that it will be sustained if it does develop. In the future, we may delist our shares from the TSX Venture Exchange and have our shares listed or quoted on a U.S. exchange or market, including the OTC Bulletin Board or the American Stock Exchange, but we can provide no assurance that any such change will result in an improvement in the liquidity of our shares. Because the market for our common stock is limited and is likely to remain limited in the near future, you may not be able to sell your common stock at acceptable prices or at all.

The trading price of our common stock may be volatile, and resales under this prospectus may impact prices and liquidity.
      The trading price of our common stock has fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors, including the risk factors described in this prospectus, developments in our prospects, our future results of operations and our future financial condition. In addition, the sale of a substantial number of shares of our common stock under this prospectus may depress share prices. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock, and this could adversely impact your investment in us.

Cautionary Note Regarding Forward-Looking Statements
       Some of the statements contained in this prospectus, including statements containing the words “believes,” “anticipates,” “expects,” “intends,” “plans,” “should,” “may,” “might,” “continue” and “estimate” and similar words, constitute forward-looking statements under the federal securities laws. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or the conditions in our industry, on our properties or in the Illinois Basin, to be materially different from any future results, performance, achievements or conditions expressed or implied by such forward-looking statements. Some of the factors that could cause actual results or conditions to differ materially from our expectations include the following:

•	failure to accurately forecast operating and capital expenditures and capital needs due to rising costs or different drilling or production conditions in the field;

•	the inability to attract or retain qualified personnel with the requisite CBM or other experience;

•	unexpected economic and market conditions, in the general economy or the market for natural gas; and

•	the other factors discussed in this prospectus under the heading “Risk Factors” and elsewhere.
      Given these uncertainties, you should not place undue reliance on such forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations or prospects may have changed since that date. Neither the delivery of this prospectus nor the resale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, the risk factors or other information described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.
      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.
Use of Proceeds
       We will not receive any proceeds from sales of our common stock by the selling shareholders pursuant to this prospectus.

Market for Our Common Stock
       Our common stock is currently traded on the TSX Venture Exchange in Vancouver, British Columbia under the symbol “BPR.” Our common stock is not currently listed or quoted on any U.S. securities exchange or market, and there is no established public trading for our common stock in the United States. The following table sets forth the high and low sales prices per share, in Canadian and U.S. dollars, as reported by the TSX Venture Exchange, during each of our quarterly periods ending in our 2004 and 2005 fiscal years and the first quarter of our current fiscal year. The last sales price reported on the TSX Venture Exchange on December 2, 2005 was CAD$3.35 ($2.88 in U.S. dollars).

	High		Low

	CAD	USD	CAD	USD

Fiscal Year Ended July 31, 2004
Quarter ended October 31, 2003	$1.10	$0.80	$0.62	$0.47
Quarter ended January 31, 2004	1.00	0.79	0.62	0.48
Quarter ended April 30, 2004	0.96	0.72	0.68	0.51
Quarter ended July 31, 2004	0.89	0.66	0.65	0.47
Fiscal Year Ended July 31, 2005
Quarter ended October 31, 2004	$1.19	$0.98	$0.75	$0.57
Quarter ended January 31, 2005	2.54	2.05	0.94	0.78
Quarter ended April 30, 2005	2.51	2.02	1.63	1.31
Quarter ended July 31, 2005	2.45	1.96	1.70	1.37
Fiscal Year Ended July 31, 2006
Quarter ended October 31, 2005	$2.65	$2.25	$1.65	$1.37
Period from November 1, 2005 through December 2, 2005	$3.35	$2.88	2.28	1.92
      As of November 17, 2005, we had 63,040,237 shares of our common stock outstanding, which were held by approximately 900 shareholders of record. The transfer agent and registrar for our common stock is Pacific Corporate Trust, Vancouver, British Columbia. In addition to our outstanding shares of common stock, as of November 17, 2005, we have reserved 4,080,612 shares of our common stock for issuance upon the exercise of stock options outstanding under our Incentive Stock Option Plan and 10,373,066 shares of our common stock for issuance upon the exercise of outstanding warrants.
      Our outstanding shares of common stock may not be sold in the United States other than in compliance with the registration requirements of the Securities Act of 1933 (the “Securities Act”) or pursuant to Rule 144 or another exemption from such registration requirements. Rule 144 will not be available for sales of our common stock until we have been subject to the reporting requirements of the Exchange Act for at least 90 days. As a result of our recent filing of a registration statement with the SEC, we have become subject to the reporting requirements of the Exchange Act. In addition, we plan to register our common stock under the Exchange Act, which will also subject us to the reporting requirements of the Exchange Act.
      On September 30, 2005, we submitted an application to have our common stock listed for trading on the American Stock Exchange, which is subject to review and approval by the Exchange. We can provide no assurance that our application will be approved. However, if our application is approved, we would be required to register our common stock under the Exchange Act and we would likely apply promptly to delist our common stock from the TSX Venture Exchange. If our application with the Exchange is approved, these events could occur as soon as December 2005 or early 2006.

Dividend Policy
       We have not paid any cash dividends to date, and currently have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors. The timing, amount and form of dividends, if any, will depend on our results of operations, financial condition and cash requirements.
Capitalization
       The following table sets forth our cash and cash equivalents and our capitalization as of July 31, 2005.

As of
July 31,
2005

Cash and cash equivalents	$7,251,503

Capitalization:
Long-term notes payable(1)	549,822
Shareholders’ equity:
Common stock, no par value, 100,000,000 shares authorized, of which 43,642,128 shares issued and outstanding (actual)	34,666,022
Paid-in capital	4,493,680
Accumulated deficit	(18,357,283)

Total shareholders’ equity	20,802,419
Total capitalization	$21,352,241

(1)	Long-term notes payable consists of long-term notes in the amount of $157,822 (including current portion) for equipment and a $392,000 long-term note due June 10, 2008 that is convertible at the option of the holder into 390,537 shares of our common stock. The long-term notes for equipment are secured by the underlying equipment. The convertible long-term note is unsecured. Neither the long-term notes for equipment nor the convertible long-term note is guaranteed.
      On September 26, 2005, we completed a private placement of the common stock covered by this prospectus to the selling shareholders. We issued 18,000,000 shares of our common stock at a per share price of CAD$2.00 (approximately USD$1.69), resulting in gross proceeds to us of approximately $30.5 million. After the payment of fees and expenses, the net proceeds to us from the private placement was approximately $28.0 million. As a result of the private placement, as of November 17, 2005, we had 63,040,237 shares of our common stock outstanding. We plan to use the net proceeds from the private placement to fund our plan of operations through April 30, 2006 and for working capital and general corporate purposes.
      Our capitalization may change significantly in the near future, as we fund our plan of operations and if we issue additional shares of capital stock or incur indebtedness to fund our future plans of operations. See the section of this prospectus entitled “Business — Plan of Operations for the 12-Month Period Ending April 30, 2006.”

Selected Historical Financial Data
       The following sets forth our selected historical financial data as of July 31, 2005, 2004, 2003, 2002 and 2001 and for our five fiscal years then ended, which has been derived from our financial statements for those years. Our financial statements as of July 31, 2005 and for our fiscal year ended July 31, 2005 and related notes thereto have been audited by Meaden & Moore, Ltd., an independent registered public accounting firm. Our financial statements as of July 31, 2004 and 2003 and for our fiscal years ended July 31, 2004, 2003 and 2002 and related notes thereto have been audited by De Visser Gray, an independent registered public accounting firm.
      The period-to-period comparability of the financial data shown below is materially affected by our acquisition of Methane Management, Inc. in August 2001 and our consolidation of 100% of the Delta Project within BPI in connection with that acquisition.
      This information should be read together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended July 31,

	2005	2004	2003	2002	2001

					(Unaudited)
Statement of Operations Data:
Gas sales(1)	$117,835	$0	$0	$0	$0
Stock-based compensation expense	3,344,738	193,796	515,286	439,860	256,684
Loss before income taxes	(6,120,821)	(1,091,227)	(1,109,218)	(1,245,853)	(184,475)
Net loss	(5,396,351)	(793,116)	(934,305)	(1,129,209)	(184,475)
Net loss per common share	(0.14)	(0.03)	(0.04)	(0.06)	(0.01)
Weighted average number of shares outstanding	37,665,019	25,007,237	21,485,381	18,300,433	14,588,122

	As of July 31,

	2005	2004	2003	2002	2001

					(Unaudited)
Balance Sheet Data:
Total assets	$23,527,712	$9,382,977	$6,328,178	$5,418,158	$1,970,104
Long-term notes payable (including current maturities)	549,822	462,177	378,174	0	0
Cash dividends per common share	0	0	0	0	0

(1)	Gas sales commenced in January 2005.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations
       The discussion and analysis that follows should be read together with the accompanying financial statements and notes related thereto that are included elsewhere in this prospectus.
Overview
      We are an independent energy company incorporated in British Columbia, Canada and primarily engaged in the exploration for and development of CBM. Our exploration and development efforts are concentrated in the Illinois Basin. Our Canadian activities are limited to administrative reporting obligations to the province of British Columbia and regulatory reporting to the British Columbia Securities Commission. Additionally, maintaining our trading status on the TSX Venture Exchange requires us to report to and obtain clearance concerning various matters from the exchange. As of our fiscal year ending July 31, 2005, we owned or controlled CBM rights, through mineral leases, options to acquire mineral leases, and farm-out agreements, covering 418,435 total acres. A substantial majority of the acreage under our control was undeveloped as of July 31, 2005.
      Although we capitalize exploration costs, we have experienced significant losses over the past three years. The primary costs that generated these losses were compensation-related expenses and general and administrative expenses. We commenced CBM sales from our first producing wells in January 2005, generating $117,835 in gas sales during the fiscal year ended July 31, 2005. During the fiscal year ended July 31, 2004 and for the preceding fiscal year we had no revenues. Our focus during those years was the acquisition of CBM rights and exploration for CBM in the Illinois Basin. Future revenues are primarily dependent on our ability to produce and sell CBM.
      We are not currently generating net income or positive cash flow from operations. Even if we achieve increased revenues and positive cash flow from operations in the future, we anticipate increased exploration, development and other capital expenditures as we continue to explore and develop our mineral rights.
      Our capital expenditure budget for the 12-month period ending April 30, 2006 totals approximately $33 million. This amount anticipates drilling 131 vertical wells, 9 horizontal wells and seven test wells, all within the Illinois Basin. We believe that our current cash balances are sufficient to fully fund these capital expenditures and fund our anticipated net cash used by operating activities through April 30, 2006. However, our revenues and cash balances may not be sufficient to fund our operations beyond that date. Therefore, in order to fund our operations after April 30, 2006, we will likely need to raise additional financing.
      Several factors, over which we have little or no control, could impact our future economic success. These factors include natural gas prices, the extent of our rights under mineral leases as determined by further title investigation, possible court rulings concerning our property interests in CBM, availability of drilling rigs, operating costs, and environmental and other regulatory matters. In our planning process, we have attempted to address these issues by:

•	negotiating leases that grant us the broadest possible rights to CBM for any given tract of land;

•	conducting ongoing title reviews of existing mineral interests;

•	where possible, negotiating and securing long-term service company commitments to insure availability of equipment and services; and

•	maintaining a low cost structure in order to reduce our vulnerability to many of these factors.
Critical Accounting Policies
     Critical Accounting Policies and Estimates
      Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that we use to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.
      Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. Our management reviews our critical accounting policies with the Audit Committee of our Board of Directors.

Accounting for CBM Projects
      We follow the full cost method of accounting for CBM operations. Under this method, all costs associated with the acquisition of, exploration for and development of gas reserves are capitalized in cost centers on a country-by-country basis (currently we have one cost center, the United States). Such costs include lease acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities. Internal costs associated with CBM activities that are not directly attributable to acquisition, exploration or development activities are expensed as incurred.
      Unevaluated CBM properties and major development projects are excluded from amortization until a determination of whether proved reserves can be assigned to the properties or impairment occurs. Unevaluated properties are assessed at least annually to ascertain whether an impairment occurs. Sales or dispositions of properties are credited to their respective cost centers and a gain or loss is recognized when all the properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves attributable to the cost center.
      Capitalized costs of proved CBM properties, including estimated future costs to develop the reserves and estimated abandonment cost, net of salvage, are amortized on the units-of-production method using estimates of proved reserves.
      A ceiling test is applied to a cost center by comparing the net capitalized costs, less related deferred income taxes, to the estimated future net revenues from production of proved reserves, discounted at 10%, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written-off in the current year. The calculation of future net revenues is based upon prices, costs and regulations in effect at each year end.
      In general, we determine if a property is impaired if one or more of the following conditions exist:

•	there are no firm plans for further drilling on the unproved property;

•	negative results were obtained from studies of the unproved property;

•	negative results were obtained from studies conducted in the vicinity of the unproved property; or

•	the remaining term of the unproved property does not allow sufficient time for further studies or drilling.
      Our estimate of proved reserves is based on the quantities of gas that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. Our reserve estimates and the projected cash flows are derived from a report prepared by an independent engineering firm, in accordance with SEC guidelines, based in part on data provided by us. The accuracy of our reserve estimates depends in part on the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.

Translation of Foreign Currency
      Our Canadian operations are limited to our registered and records office in Vancouver, British Columbia, which is responsible for meeting filing requirements with the province of British Columbia, the British Columbia Securities Commission and the TSX Venture Exchange and performing various other administrative duties. Our headquarters office was located in Vancouver, British Columbia until March 2005, when it was relocated to Solon, Ohio in the United States.
      Assets and liabilities of Canadian operations are translated into U.S. currency at exchange rates prevailing at the balance sheet date for monetary items and at rates prevailing at the transaction date for non-monetary items. Expenses are converted at the average exchange rate for the year.
      Foreign exchange gains or losses on monetary assets and liabilities held in Canadian currency are included in net loss.

Stock-Based Compensation
      We have a stock-based compensation plan under which stock options are issued to directors, officers, employees and consultants as determined by the Board of Directors and subject to the provisions of the plan. We recognize compensation expense under the plan in accordance with Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, which requires the recognition of expense for stock-based compensation based on the fair value of the stock options on the measurement date. Our current policy is to set the exercise price of all stock options issued under the plan at the closing market price of the stock on the date of grant.
      The fair value of stock options granted is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is our view that the existing models do not necessarily provide a single reliable measure of the fair value of our stock option grants.
      Options granted under the plan are exercisable over a period not exceeding five years. The maximum number of shares that may be reserved for issuance under the plan is a rolling number not to exceed 10% of our issued and outstanding shares at the time of the stock option grant.

Revenue Recognition
      All revenue from gas sales is recognized after the gas is produced and delivery takes place. We currently sell all of our gas to one gas marketing company, Atmos Energy Marketing, LLC.

Deferred Income Taxes
      We operate in two tax jurisdictions, the United States and Canada. Primarily as a result of the net losses that we have generated, we have generated deferred tax benefits available for tax purposes to offset net income in future periods. However, a full valuation allowance has been recorded against all deferred tax assets in Canada as there have historically been no income generating operations in Canada. We have recorded tax benefits in the United States for our fiscal years ending July 31, 2005, 2004 and 2003. These benefits partially offset a previously recorded deferred tax liability.

Results of Operations

Year Ended July 31, 2005 Compared to Year Ended July 31, 2004

	For the Fiscal Year Ended

	July 31,	July 31,	Dollar	Percentage
	2005	2004	Variance	Change

Gas sales	$117,835	$—	$117,835	100%
Lease operating expenses	307,178	—	307,178	100%
Salaries and benefits:
Corporate	516,961	262,223	254,738	97%
Field administration	261,692	112,408	149,284	133%
Field operations	115,488	44,070	71,418	162%

	894,141	418,701	475,440	114%
Stock-based compensation	3,344,738	193,796	3,150,942	1626%
General and administrative:
Travel	161,371	139,273	22,098	16%
Office	266,875	146,969	119,906	82%
Professional and regulatory	1,137,996	98,458	1,039,538	1056%
Other	—	2,910	(2,910)	(100)%

	1,566,242	387,610	1,178,632	304%
Depreciation, depletion and amortization	260,141	80,417	179,724	223%
Other income (expense):
Interest income	123,219	2,008	121,211	6036%
Interest expense	(24,820)	(15,165)	(9,655)	(64)%
Other expense, net	35,385	2,454	32,931	1342%

	133,784	(10,703)	144,487	1350%
Loss before income taxes	$(6,120,821)	$(1,091,227)	$(5,029,594)	(461)%
Deferred income tax benefit	724,470	298,111	426,359	143%

Net loss	$(5,396,351)	$(793,116)	$(4,603,235)	(580)%

      Loss before income taxes. We incurred a loss before income taxes of ($6,120,821) for the year ended July 31, 2005, compared to a loss before income taxes of ($1,091,227) for the preceding year. The largest factors in this 461% increase in net loss related to increases in salaries and benefits, stock-based compensation and general and administrative expenses as discussed below.
      Revenue. We realized our first revenues from the sale of CBM in January 2005. Sales of CBM generated revenues of $117,835 during the year ended July 31, 2005 (all in the period of January through July 2005) compared to $0 sales during the preceding year.
      Salaries and benefits. Salaries and benefits increased $475,440 in the year ended July 31, 2005, a 114% increase over the preceding year. The increase was primarily the result of bonuses paid to various employees, hiring both a vice president of field operations and a chief financial officer, and general salary increases.
      Stock-based compensation. Stock-based compensation increased $3,150,942 in the year ended July 31, 2005, an increase of 1626% over the preceding year. The increase in this expense resulted primarily from the granting of additional options to various key employees and directors of the company and the general increase in our stock price. During the year ended July 31, 2005, we granted options to purchase 4,276,056 shares of our common stock that were valued at $3,344,738. This compares with the options to purchase 475,000 shares of our common stock that were granted during the preceding year and were valued at $193,796. The award of these options was consistent with our belief that it is necessary to provide this form of compensation for us to attract and retain qualified individuals.
      General and administrative — office expense. The 82% increase over the comparable expenses during the preceding year resulted primarily from costs incurred in opening our headquarters office in Solon, Ohio.
      General and administrative — professional and regulatory fees. The 1056% increase over the comparable expenses during the preceding year resulted from the following expense increases:

• Additional legal fees incurred in connection with surface disputes	$303,305
• Increase in fees related to accounting, auditing and tax services	193,046
• Increase in legal fees incurred in connection with SEC filings	175,567
• Increase in fees related to general corporate legal and professional advice	150,522
• Increase in fees related to outside investor relations services	141,757
• Increase in other professional fees	75,341

• Total increase over corresponding period in the preceding year	$1,039,538

      Deferred income tax benefit. The 143% increase in the deferred income tax benefit over the preceding year resulted primarily from the increase in our loss before income taxes. The effect of the increase in our loss before income taxes was partially offset by a decrease in the effective tax rate to 11.8% during the period as compared to 27.3% for the preceding year. The decrease in rate was primarily the result of an increase in stock-based compensation expense, which is non-deductible for U.S. tax purposes.
     Year Ended July 31, 2004 Compared to Year Ended July 31, 2003

	For the Fiscal Year Ended

	July 31,	July 31,	Dollar	Percentage
	2004	2003	Variance	Change

Gas sales	$—	$—	$—	0%
Salaries and benefits:
Corporate	262,223	220,198	42,025	19%
Field administration	112,408	68,704	43,704	64%
Field operations	44,070	16,890	27,180	161%

	418,701	305,792	112,909	37%
Stock-based compensation	193,796	515,286	(321,490)	(62)%
General and administrative:
Travel	139,273	79,975	59,298	74%
Office	146,969	68,814	78,155	114%
Professional and regulatory	98,458	60,296	38,162	63%
Other	2,910	6,240	(3,330)	(53)%

	387,610	215,325	172,285	80%
Depreciation, depletion and amortization	80,417	58,593	21,824	37%
Other income (expense):
Interest income	2,008	3,550	(1,542)	(43)%
Interest expense	(15,165)	(17,772)	2,607	15%
Other expense, net	2,454	—	2,454	100%

	(10,703)	(14,222)	3,519	25%
Loss before income taxes	$(1,091,227)	$(1,109,218)	$17,991	2%
Deferred income tax benefit	298,111	174,913	123,198	70%

Net loss	$(793,116)	$(934,305)	$141,189	15%

      Loss before income taxes. Loss before income taxes decreased $17,991, or 2%, from the year ended July 31, 2003 to the year ended July 31, 2004. We incurred a loss before income taxes of ($1,091,227) for the year ended July 31, 2004, compared to a loss before income taxes of ($1,109,218) for the preceding year. The principal factor in the reduced loss was a $321,490 decrease in stock-based compensation expense. That decrease was partially offset by increases in salaries and benefits along with general and administrative expenses, which corresponded to an increase in the size of our CBM projects in the Illinois Basin.
      Deferred income tax benefit. The 70% increase over the comparable deferred income tax benefit for the preceding year resulted primarily from the decrease in stock-based compensation expense, which is non-deductible for U.S. tax purposes. This reduction in stock-based compensation expense caused the effective tax rate for the year ended July 31, 2004 to increase to 27.3% as compared to 15.8% for the preceding year. Applying this higher effective tax rate to our loss before income taxes resulted in an increased deferred tax benefit.
Liquidity and Capital Resources
      Because we have generated significant losses over the past three years, have an accumulated deficit of approximately $18,357,283 as of July 31, 2005, and are not currently generating net income or positive cash flow from operating activities, our exclusive source of liquidity from July 31, 2002 until July 31, 2005 has come from the sale of shares of our common stock in private placements and the proceeds from the exercise of warrants and options to acquire our common stock. To date, we have not relied significantly on borrowing to finance our operations or provide cash. As of July 31, 2005, we had only $549,822 in long-term notes payable. From July 31, 2002 until July 31, 2005, we raised $15,966,439 from the sale of our common stock. Additionally, during that same period, we collected $2,086,431 and $1,738,941 as a result of the exercise of warrants and stock options, respectively. Our primary use of these funds has been the acquisition, exploration, testing and development of our CBM properties and rights.
      Although we did not begin to generate revenues from CBM sales until January 2005, we expect revenue from the sale of our CBM to increase due to (i) increased production from existing wells as they proceed through the initial dewatering phase and (ii) additional production generated as a result of drilling and production from additional wells. However, in view of the fact that we have no historical experience of dewatering and gas production in the Illinois Basin, we can provide no assurance that we will achieve a trend of increased production and CBM revenue in the future.
      We had a cash balance of $7,251,503 at July 31, 2005 and a cash balance of approximately $30,900,000 at November 1, 2005. The increase in our cash balance between July 31 and November 1, 2005 is due mainly to the approximately $28,000,000 of net proceeds we received from the sale of common stock in a private placement that closed on September 26, 2005. We anticipate that our cash balance will be sufficient to fund the forecasted net cash used by operating activities and capital expenditures over the 12-month period ending April 30, 2006. However, our revenues and cash balances may not be sufficient to fund our operations beyond that date. Therefore, in order to fund our operations after April 30, 2006, we will likely need to raise additional financing. We currently do not have any specific plans to raise financing in support of our future operations.
Cash Used in Operating Activities
      Net cash used in operating activities for the year ended July 31, 2005 was $877,171. This compares with $591,167 net cash used in operating activities in the prior year. The increase in net cash used by operating activities corresponds with the growth in the size of our projects in the Illinois Basin. Net cash used in operating activities for the year ended July 31, 2003 was $709,333. Since July 31, 2002, we have substantially increased the amount of CBM rights we control in the Illinois Basin. This has resulted in increases in personnel and operating activities conducted by us. Since we did not generate any CBM revenues until January 2005, the costs associated with the additional personnel and activities resulted in year-to-year increases in net cash used in operations. The decrease in net cash used in operating activities between the year ended July 31, 2003 and the year ended July 31, 2004 was the result of timing of our accounts payable and is not indicative of any trend.

      Net cash used by operating activities is dependent on a number of factors over which we have little or no control. These factors include, but are not limited to:

•	the price of, and demand for, natural gas;

•	availability of drilling equipment;

•	availability of sufficient capital resources; and

•	the accuracy of production estimates for current and future wells.
      In addition, CBM wells typically must go through a lengthy dewatering phase before making any meaningful contribution to gas production. We estimate that a typical well on our Delta Project will require 10-12 months of dewatering before reaching 95% of its anticipated peak daily production (and 16-18 months to reach peak production). The impact on our cash position is that there will be a delay of up to 12 months between the time we initially invest in drilling and completing a well and the time when a typical well will begin to make a meaningful contribution to our cash from operations.
Capital Expenditure Plan
      We have no contractual commitments for capital expenditures. However, our plan anticipates that over the 12-month period ending April 30, 2006, we will spend approximately $33,000,000 on capital expenditures. We plan to drill 147 new wells during that period, including 140 new production wells at the Delta Project and seven new test wells. The test wells are planned for our Montgomery and Clinton/ Washington Projects. In addition to our drilling program, we expect to pursue the acquisition of additional CBM rights during that 12-month period. We expect that this capital expenditure program and our other cash requirements will be funded by our cash balance. As of November 1, 2005, we have drilled 37 new wells and funded capital expenditures totaling approximately $5,250,000 of the capital expenditure plan discussed above. Our cash balance as of November 1, 2005 is approximately $30,900,000, which we anticipate will be sufficient to fund the balance of our capital expenditure plan through April 30, 2006.
Qualitative and Quantitative Exposure to Market Risk

Commodity Risk
      Our major risk exposure is the commodity pricing applicable to our CBM production. Realized commodity prices received for our production are primarily driven by the spot prices attributable to natural gas. The effects of price volatility are expected to continue.

Interest Rate Risk
      All of our debt has fixed interest rates, so consequently we are not exposed to cash flow or fair value risk from market interest rate changes on this debt.

Financial Instruments
      Our financial instruments consist of cash and cash equivalents, accounts receivable and long-term notes payable. The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair market value due to the highly liquid nature of these short-term instruments.

Inflation and Changes in Prices
      The general level of inflation affects our costs. Salaries and other general and administrative expenses are impacted by inflationary trends and the supply and demand of qualified professionals and professional services. Inflation and price fluctuations affect the costs associated with exploring for and producing CBM, which has a material impact on our financial performance.

Contractual Obligations

	Payments Due by Period

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Contractual Obligations As of July 31, 2005
Long-term debt	$26,624	$50,075	$15,158	$0	$91,857
Equipment leases	69,063	165,760	13,813	0	248,626
Other leases(1)	6,000	12,730	13,763	146,171	178,669
Long-term notes payable	—	—	392,000	—	392,000

Total	$101,687	$228,555	$434,739	$146,171	$911,152

(1)	These amounts do not include annual minimum royalty payments required to hold mineral lease and farm-out agreements. Although we are not obligated to make these payments under existing mineral leases and farm-out agreements, these payments are required to maintain individual leases/farm-out agreements after the expiration of the initial terms of the lease/farm-out agreements. The mineral leases/farm-out agreements in existence as of November 1, 2005 expire at various times beginning in April 2006. If we were to pay the total minimum royalty payments due under all mineral leases/farm-out agreements in existence as of November 1, 2005, the amount would initially total approximately $702,000 annually and could increase to as much as $831,000 annually.
Off-Balance Sheet Arrangements
      We had no off-balance sheet arrangements as of July 31, 2005.

Business
Coalbed Methane
      We are engaged in the acquisition, exploration, development and production of coalbed methane (“CBM”) reserves. CBM is a form of natural gas that is generated during coal formation and is contained in underground coal seams and abandoned mines.
      Methane is the primary commercial component of natural gas produced from conventional gas wells. Natural gas produced from conventional wells generally contains other hydrocarbons in varying amounts that require the natural gas to be processed. CBM generally contains only methane and is pipeline-quality gas after simple water dehydration.
      CBM production is similar to conventional natural gas production in terms of the physical producing facilities. However, the subsurface mechanisms that allow gas movement to the wellbore are very different. Conventional natural gas wells require a subsurface that is porous, allows the gas to migrate easily, and contains a natural trap to capture and hold the gas reservoir. In contrast, CBM is held in place within coal seams in four ways:

•	as free gas within the micropores (pores with a diameter of less than .0025 inch) and cleats (set of natural fractures) of coal;

•	as dissolved gas in water within the coal;

•	as adsorbed gas held by molecular attraction on the surface of macerals (organic constituents that comprise the coal mass), micropores and cleats in the coal; and

•	as adsorbed gas within the molecular structure of the coal.
      Coal at shallower depths with good cleat development contains high concentrations of free and dissolved methane gas. Adsorption is generally higher in coal that contains a higher percentage of fixed carbon and generally increases with higher pressure, which occurs at deeper depths. We currently intend to drill and produce from coal seams ranging in depth from 400 to 1,200 feet beneath the surface.
      CBM gas is released from the coal by pressure changes when water is removed from coal. In contrast to conventional gas wells, new CBM wells initially produce water for several months. As the water pressure decreases in the coal formation, methane gas is released from the coal.
      To assist you in reading this prospectus and understanding our business, we have included a glossary of selected natural gas terms that are used in this prospectus. The glossary is set forth as Appendix A beginning on Page A-1.
Overview
      We focus on the acquisition, exploration, development and production of CBM reserves located in the Illinois Basin, which covers approximately 60,000 square miles in the mid to southern part of Illinois, southwest Indiana and northwest Kentucky. Through lease, option and farm-out agreements, we have assembled CBM rights covering 418,435 acres in the Illinois Basin. We believe that these rights currently give us control over more CBM acreage than any other CBM company in the Illinois Basin. Based on our current acreage position and anticipating 80-acre spacing, we have the potential for more than 5,000 drilling locations.
      A Gas Technology Institute report from 2001 estimates that 21 trillion cubic feet of CBM gas is in place in the Illinois Basin. We have identified seven potentially commercially productive seams within the Illinois Basin with average coal thickness from three to nine feet, all of which are located at our Delta Project. Although the Illinois Basin is believed to have significant CBM potential, it is largely untested for commercial CBM production. In addition, we have evaluated the CBM potential in only a relatively small part of the Delta Project.

      Our Delta Project, which is located in Saline and Williamson counties in southern Illinois, is one of only two in-seam CBM projects that are in commercial production in the Illinois Basin. The Delta Project has 43,000 largely contiguous leased acres of CBM rights, and we own the leasehold on this acreage.
      In addition to the Delta Project, we control, through lease, option and farm-out agreements, a total of 239,487 acres in the Montgomery Project, which is located in the north central part of the Illinois Basin, and 135,948 acres in the Clinton/ Washington Project, which is located in the northwestern part of the Illinois Basin. In addition, we are continuing to negotiate for additional CBM acreage in the Illinois Basin.
      On March 31, 2005, we entered into a Technical Services Agreement with BHP Petroleum (Exploration) Inc., a wholly owned subsidiary of BHP Billiton, a major international resources company. As part of this agreement, BHP has agreed to provide us, on an exclusive basis in the Illinois Basin, technical services related to BHP’s techniques and know how in the areas of drilling and completion of CBM wells. BHP will provide its medium radius drilling (MRD) techniques to assist BPI in drilling three initial pilot wells and will provide an assessment of the application of its tight radius drilling (TRD) technology at our projects. For more information about our Technical Services Agreement with BHP, see the section below entitled “Technical Services Agreement with BHP Billiton.”
History
      BPI Industries Inc. was incorporated under the laws of British Columbia in 1980. Our corporate offices in the United States are located at 30775 Bainbridge Road, Suite 280, Solon, Ohio 44139, telephone (440) 248-4200. Our records office and registered office in Canada is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia V7Y 1C3, telephone (604) 685-8688. Our operations are conducted from a field office located in Marion, Illinois.
      Beginning in 1996, we had a minority involvement in the Delta Project. In 2001, Methane Management, Inc. acquired the Delta Project subject to our minority interest. In August 2001, we acquired Methane Management, Inc. and consolidated 100% of the Delta Project within BPI. James G. Azlein, President of Methane Management, Inc. at the time, became our President, and we created a new management team. We have since divested nearly all of our assets that are not related to CBM projects in the Illinois Basin.
      Since 2001, we enlarged our acreage “footprint” from 43,000 acres to the 418,435 acres of CBM rights that we control today, drilled CBM test and production wells at the Delta and Montgomery Projects, and installed gathering and production facilities for gas sales from the Delta Project.
Business Strategy
      The principal elements of our business strategy are designed to generate growth in gas reserves, production volumes and cash flows at a positive return on invested capital:

•	Explore and Develop Properties. During the 12-month period ending April 30, 2006, we plan to drill 147 new wells, including 140 new production wells at the Delta Project and seven new test wells. This plan contemplates a capital expenditure budget of approximately $33 million. We believe that our current cash balances are sufficient to fully fund these capital expenditures and our anticipated cash needs through April 30, 2006. However, our revenues and cash balances may not be sufficient to fund our operations beyond that date. Therefore, in order to fund our operations after April 30, 2006, we will likely need to raise additional financing.

•	Expand CBM Acreage Rights. We are continuing to negotiate for additional CBM acreage rights in the Illinois Basin. We are utilizing our strategy of acquiring leases and options on large acreage blocks in areas where the coal seams are the thickest and there is currently pipeline delivery infrastructure in place.

•	Pursue Joint Ventures. With our asset base and technical expertise, we believe that we are well positioned to attract industry joint venture partners for the purpose of providing technical operating expertise or development opportunities to accelerate our growth.

Competitive Strengths
      We believe our competitive strengths include the following:

•	Substantial CBM Acreage Position. The Illinois Basin is one of the few remaining high potential CBM areas in North America. We were the first company to begin acquiring substantial blocks of CBM acreage rights in the Illinois Basin. We believe that we currently control more CBM acreage than any other CBM company in the Illinois Basin.

•	Ability to Attract World Class Corporate Partners. We have entered into a Technical Services Agreement with a subsidiary of BHP Billiton, a major international resources company. BHP is one of the largest resource companies in the world, with existing CBM operations in Australia and China. We believe our ability to attract this world class partner is a recognition of the assets that we have assembled.

•	Lead Project in Commercial Production. As of November 1, 2005, we have drilled 85 wells. These wells consist of 64 productive wells and 21 wells that have been drilled but are not yet in production, including six test wells that we plan to eventually place into production. Three of our test wells are located at our Delta Project, and three of our test wells are located at our Montgomery Project. We are currently selling gas from our productive wells into one of the two interstate pipelines that cross the Delta Project. As of November 1, 2005, these 64 wells are producing a total of approximately 400 Mcfe per day. None of our productive wells have reached their anticipated maximum daily production.

•	Low Cost Structure. We believe that the finding, development and lifting costs in the Illinois Basin are lower than in many other CBM areas. We do not anticipate delays in obtaining drilling permits or being required to build costly water disposal facilities. These factors are expected to result in lower average lifting costs per Mcf of natural gas. In addition, transportation costs are low compared to many producers in other basins, because major gas pipelines are on or very close to our projects, and production is sold into some of the largest gas markets in the United States.

•	Experienced and Incentivized Management and Operating Teams. Our operating team includes individuals that have been drilling or operating CBM wells in the Illinois Basin since 1996. In addition, James G. Azlein, our President and Chief Executive Officer, and George J. Zilich, our Chief Financial Officer and General Counsel, own 6.70% of our common stock, assuming exercise of all of the warrants and options held by Mr. Azlein and Mr. Zilich. In addition, the majority of BPI’s management and operating employees owns common stock and/or stock options in the company.
CBM Acreage Rights
      As of July 31, 2005, our CBM acreage rights, controlled through lease, option and farm-out agreements, include the following:

	Developed	Undeveloped	Total
Project	Acres	Acres	Acres(1)

Delta	2,339	40,661	43,000
Montgomery	0	239,487	239,487
Clinton/ Washington	0	135,948	135,948

Total	2,339	416,096	418,435

(1)	Because we are the exclusive owner of the CBM rights under each of our lease, option and farm-out agreements, our acreage rights are shown on a gross (as opposed to net) basis.
      Under the terms of the lease and option agreements pursuant to which we have acquired our CBM rights, we are entitled to all of the CBM rights held by our lessors in the counties covered by these agreements. However, we face a number of uncertainties regarding what rights our lessors hold.

      The issue of who owns CBM gas, as between the coal rights owner and the oil and gas rights owner, is uncertain in Illinois and Indiana. This issue has not been determined by the appellate courts in either state. We believe, based on advice from legal counsel, that under Illinois and Indiana law ownership will ultimately be found to lie with the coal rights owner. Based on this advice, we generally secure CBM rights from the coal owners. Some of the lessors from which we have acquired CBM rights may hold both the coal rights and the oil and gas rights for the applicable properties, but in some cases it is not certain that these lessors also hold the oil and gas rights. If any litigation in Illinois or Indiana concludes that CBM rights lie with the oil and gas owner, we could lose some of our CBM rights.
      In addition, in some cases the extent of the coal and/or oil and gas rights held by our lessors is uncertain. We conducted no title or deed examinations prior to executing our lease and option agreements, and our lessors made no warranties as to the acreage or rights covered by the agreements. We have conducted extensive title and deed examinations covering much of the property constituting our Delta Project and, based on our analysis of preliminary results, we believe that we received CBM rights covering more acreage than that specifically identified in the lease agreement. However, we have not conducted title and deed examinations to date on our other projects. We do not expect to complete title examinations for all of these properties within the next 12 months. We are currently continuing to examine title records and deeds for individual properties on the Delta Project. There can be no assurance that our rights under our lease and option agreements include all of the acreage and rights identified in the agreements until title examinations on all of the underlying properties have been completed.
      We have been subject to legal complaints regarding the extent of the surface rights that derive from our CBM rights. On occasion, the owners of properties that are adjacent to our drilling locations have challenged our right to cross their property in accessing our drilling locations and our right to lay gas and water flow lines across their property. The extent of our rights in respect of these issues is uncertain in Illinois and Indiana. If disputes regarding our surface rights are not resolved in our favor, we may be required to acquire surface rights or access our drilling locations and lay gas and water flow lines in inefficient ways, which would cause us to incur increased operating costs. In addition, we could incur significant costs in legal disputes over our surface rights. For the 12-month period ended July 31, 2005, we incurred approximately $303,000 in legal fees in connection with legal disputes over surface rights. If for any reason these operating or legal costs increase significantly, our financial performance will suffer.

Delta Project
      Our CBM rights in the Delta Project cover 43,000 acres in the southern part of the Illinois Basin. We hold our CBM rights on this acreage pursuant to a lease agreement that extends until April 3, 2006. After the initial term of the agreement, we can continue to hold the lease through the production of CBM. For each well that continues to produce CBM after the initial term of the agreement, providing a royalty payment to the lessor of at least $1.00 per acre per month, the lease will continue as to the 320 acres on which the well is located, with the applicable well located in the center thereof, or, if the well is drilled into an abandoned mine works, the entire acreage of the mineworks that is drained by the applicable well. However, if at any time after the initial term of the lease the aggregate royalties do not exceed $42,000 per month, the lease will terminate.
      Our right to drill for and produce CBM under this lease is expressly subject to the mining of coal on the acreage covered by the lease. We may not interfere with any existing coal mining operations and, under certain circumstances, may be required to cease drilling in locations where coal mining operations will be undertaken.
      We are required to pay the lessor a royalty equal to 15% of our gross proceeds from the sale of CBM produced from the covered acreage. In addition, the lease is subject to two overriding royalty interests of 3% and 4%, both of which are calculated based on 43.35% of gross revenues.
      As of November 1, 2005, we have drilled 82 CBM wells at the Delta Project. These wells include 64 productive wells and 18 wells that have been drilled but are not yet in production, including three test wells, all of which we believe are capable of commercial production. We are currently selling gas from these productive wells into one of the two interstate pipelines that cross the project. For the month of October 2005, we paid $18,268 in royalty payments to the lessor.

      We have logged every well we have drilled, identifying the depths and thicknesses of all potentially productive coal seams. Utilizing this information and other publicly available information, we have mapped coal seams and thicknesses throughout the project. Further, we have completed multiple desorption and isotherm tests for each of the potentially productive coal seams located on the project. Additionally, we have completed 22 permeability tests throughout the project. Based on the results of our drilling, testing and mapping, we initiated our development program. This program contemplates drilling 140 new production wells, including 131 vertical wells and nine horizontal wells, at the Delta Project during the 12-month period ending April 30, 2006.

Montgomery Project
      Our CBM rights in the Montgomery Project cover 239,487 acres in Montgomery, Christian, Shelby and Macoupin Counties in Illinois, which are located in the north central part of the Illinois Basin. We hold our CBM rights on this acreage pursuant to a mineral lease, options to acquire mineral leases and a farm-out agreement.
      We hold an option from Montgomery County to lease 120,951 acres of CBM rights in Montgomery County, Illinois. The option extends until January 5, 2006. The lease agreement underlying the option will extend for a period of five years from the date we exercise the option. After the initial term of the agreement, we can continue to hold the lease as long as we are producing CBM from the covered acreage. Under the lease agreement, we will be required to pay royalties to the lessor equal to 12.5% of our gross proceeds from the sale of CBM produced from the covered acreage. If we do not commence exploration of CBM within one year from the commencement of the lease, we will be required to pay advance royalties to the lessor equal to $60,475.50 for each one-year period that we delay commencing exploration. Any payment of advance royalties can be credited against royalties that may later become payable to the lessor from our production of CBM.
      We also hold an option from Christian County to lease 14,033 acres of CBM rights in Christian County, Illinois. The option extends until January 20, 2007. The lease agreement underlying the option will extend for a period of five years from the date we exercise the option. After the initial term of the agreement, we can continue to hold the lease as long as we are producing CBM from the covered acreage. Under the lease agreement, we will be required to pay royalties to the lessor equal to 12.5% of our gross proceeds from the sale of CBM produced from the covered acreage. If we do not commence exploration of CBM within one year from the commencement of the lease, we will be required to pay advance royalties to the lessor equal to $7,016.50 for each one-year period that we delay commencing exploration. Any payment of advance royalties can be credited against royalties that may later become payable to the lessor from our production of CBM.
      We have entered into a lease agreement with Shelby County covering 63,250 acres of CBM rights in Shelby County, Illinois. This lease agreement extends until November 12, 2008. After the initial term of the agreement, we can continue to hold the lease as long as we are producing CBM from the covered acreage, with each productive vertical well holding 320 acres and each productive horizontal well holding 1,920 acres. We are required to pay royalties to the lessor equal to 12.5% of our gross proceeds from the sale of CBM produced from the covered acreage. Commencing on the one-year anniversary of the date of the lease, we are required to pay advance royalties to the lessor equal to $31,625 for each one-year period that we delay commencing exploration. Pursuant to this requirement, we paid Shelby County $31,625 because we did not commence exploration by November 12, 2004. Our payment of advance royalties can be credited against royalties that may later become payable to the lessor from our production of CBM.
      Under the lease agreement with Shelby County and the lease agreements underlying the option agreements with Montgomery and Christian Counties, our right to drill for and produce CBM is expressly subject to the mining of coal on the covered acreage. We may not interfere with any existing coal mining operations and, under certain circumstances, may be required to cease drilling in locations where coal mining operations will be undertaken.
      Also included in the Montgomery Project is 41,253 acres of CBM rights in Macoupin County, Illinois, which we can earn under a farm-out agreement with Addington Exploration, LLC, as described below.

      As of November 1, 2005, our activity on this project has been limited to testing in Montgomery County. We have drilled and cased three test wells on the Montgomery County acreage. We are currently conducting permeability testing on five potentially commercially productive coal seams. In addition, we have taken core samples from all potentially productive coal seams in one of our test wells. The core samples have undergone desorption testing, and isotherm testing is currently being completed. Based on initial results, we believe all three of these test wells are capable of commercial production. One additional test well is planned for the Montgomery County acreage during 2005.

Clinton/ Washington Project
      Our CBM rights in the Clinton/ Washington Project cover 135,948 acres in Clinton, Washington, Marion and Perry Counties in Illinois, which are located in the northwestern part of the Illinois Basin. We hold our CBM rights on this acreage pursuant to options to acquire mineral leases and a farm-out agreement.
      We have entered into a lease agreement with Clinton County covering 55,900 acres of CBM rights in Clinton County, Illinois. The lease agreement extends until October 24, 2010. After the initial term of the agreement, we can continue to hold the lease as long as we are producing CBM from the covered acreage. We are required to pay royalties to the lessor equal to 12.5% of our gross proceeds from the sale of CBM produced from the covered acreage. If we do not commence exploration of CBM within one year from the commencement of the lease, we will be required to pay advance royalties to the lessor equal to $27,950 for each one-year period that we delay commencing exploration. Any payment of advance royalties can be credited against royalties that may later become payable to the lessor from our production of CBM.
      We also hold an option from Washington County to lease 39,169 acres of CBM rights in Washington County, Illinois. The option extends until September 9, 2006. The lease agreement underlying the option will extend for a period of five years from the date we exercise the option. After the initial term of the agreement, we can continue to hold the lease as long as we are producing CBM from the covered acreage, with each productive vertical well holding 320 acres and each productive horizontal well holding 1,920 acres. Under the lease agreement, we will be required to pay royalties to the lessor from our gross proceeds from the sale of CBM produced from the covered acreage. The royalty will be equal to 12.5% or 6.25% of our gross proceeds, depending on whether it is determined that Washington Counties’ CBM rights, if any, are derived from coal rights or oil and gas rights. If we do not commence exploration of CBM within one year from the commencement of the lease, we will be required to pay advance royalties to the lessor equal to $18,084.50 for each one-year period that we delay commencing exploration. Any payment of advance royalties can be credited against royalties that may later become payable to the lessor from our production of CBM.
      We also hold an option from Marion County to lease 17,882 acres of CBM rights in Marion County, Illinois. The option extends until June 8, 2007. The lease agreement underlying the option will extend for a period of five years from the date we exercise the option. After the initial term of the agreement, we can continue to hold the lease as long as we are producing CBM from the covered acreage. Under the lease agreement, we will be required to pay royalties to the lessor equal to 12.5% of our gross proceeds from the sale of CBM produced from the covered acreage. If we do not commence exploration of CBM within one year from the commencement of the lease, we will be required to pay advance royalties to the lessor equal to $8,941 for each one-year period that we delay commencing exploration. Any payment of advance royalties can be credited against royalties that may later become payable to the lessor from our production of CBM.
      Under the lease agreements underlying the option agreements with Washington and Marion Counties, our right to drill for and produce CBM is expressly subject to the mining of coal on the covered acreage. We may not interfere with any existing coal mining operations and, under certain circumstances, may be required to cease drilling in locations where coal mining operations will be undertaken. Under the lease agreement with Clinton County, any coal mining rights granted to third parties may not interfere with our CBM operations.
      Also included in the Clinton/ Washington Project is 22,997 acres in Perry County, Illinois, which we can earn under a farm-out agreement with Addington Exploration, LLC, as described below.

      As of November 1, 2005, we have not yet undertaken any testing or development activities on the Clinton/Washington Project.

Farm-out Agreement with Addington Exploration, LLC
      We have entered into a farm-out agreement with Addington Exploration, LLC covering 41,253 acres of CBM rights in Macoupin County, Illinois and 22,997 acres of CBM rights in Perry County, Illinois that Addington controls pursuant to coal seam gas leases. The farm-out agreement provides for an initial 36-month evaluation period, during which we may test and evaluate the covered properties. The 36-month evaluation period can be extended by us on unearned acreage through the payment of a fee equal to $0.50 per acre, increasing over five years to $2.50 per acre. For each vertical and horizontal well that we place into production during the term of the agreement, Addington will assign to us its CBM rights covering the surrounding 160 acres penetrated by one of our wells.
      We are required to pay Addington a royalty equal to 3% of our proceeds from the sale of CBM produced from the covered acreage. In addition, we must pay royalties totaling 12.5% to the lessors under the coal seam gas leases underlying this farm-out agreement.

Technical Services Agreement with BHP Billiton
      On March 31, 2005, we entered into a Technical Services Agreement with BHP Petroleum (Exploration) Inc., a wholly owned subsidiary of BHP Billiton, a major international resources company. As part of this agreement, BHP has agreed to provide us, on an exclusive basis in the Illinois Basin, the following services:

•	BHP will support us in connection with BPI’s drilling of three initial pilot wells utilizing BHP’s medium radius drilling (MRD) techniques and the appraisal and subsequent development and production of these wells; and

•	BHP will provide an assessment of its tight radius drilling (TRD) technology at our projects, and will provide a field test of the TRD technology at our projects at such time as BHP is satisfied that its TRD technology is commercially and technically viable.
      If BHP becomes satisfied that its TRD technology is commercially and technically viable, BHP is required to offer us a right of first refusal to use its TRD technology at our projects on mutually acceptable terms during the term of the Technical Services Agreement and any extension of the term.
      BHP’s MRD techniques are refinements to the horizontal drilling techniques that are currently being used in North America. We believe BHP has demonstrated that MRD drilling techniques provide for a more cost effective approach to the production of CBM than many of the current horizontal drilling and standard vertical drilling techniques used in North America.
      TRD technology would be utilized in the drilling and completion of vertical wells. TRD, if it proves technically and commercially viable, would drain more acreage than a traditional fractured vertical well, resulting in lower total capital costs and less surface disruption in draining a CBM reservoir.
      During the term of the Technical Services Agreement, any extension of the term and the six-month period after the expiration of the term, none of BHP or any of its affiliates may enter into any agreement to provide technical assistance to a CBM operator within the Illinois Basin or acquire a direct or indirect interest in any CBM assets located in the Illinois Basin without our prior consent. However, BHP can terminate the Technical Services Agreement and these exclusivity restrictions if it acquires an equity interest in any company that holds mineral rights in the Illinois Basin, so long as such mineral rights do not constitute a majority of the economic value of the subject company.
      In connection with the Technical Services Agreement, we have granted BHP a right of first refusal to acquire us. Before we can extend or accept an offer for any third party to acquire a majority of our stock or assets, we must permit BHP to acquire the same stock or assets on the terms proposed to be extended to or accepted from the third party. The right of first refusal expires on September 30, 2006.

      In consideration for BHP entering into the Technical Services Agreement, we agreed to issue BHP 4.0 million stock appreciation rights. The stock appreciation rights, which may be exercised by BHP only in connection with its acquisition of us, will have a value equal to the number of stock appreciation rights multiplied by the difference between the market price of our common stock on the date of exercise and the market price on March 31, 2005 (which was CAD $2.18 per share). BHP may exercise the stock appreciation rights only during the term of the Technical Services Agreement, any extension of the term and the six-month period after the expiration of the term. In connection with the exercise of the stock appreciation rights, BHP may elect to convert the rights into cash or a credit against the consideration payable by BHP in connection with its acquisition of us. The stock appreciation rights will terminate if BHP materially breaches the Technical Services Agreement or we are sold to a third party or a majority of our stock or assets is acquired by a third party. We are required to issue BHP an additional 2.0 million stock appreciation rights upon the commencement of the first six-month extension of the term of the Technical Services Agreement.
      The term of the Technical Services Agreement extends until September 30, 2006, and BHP may elect to extend the term of the agreement for additional six-month periods. BHP may terminate the agreement at any time upon 90 days notice to us, and we may terminate the agreement if BHP materially breaches the agreement. If BHP elects to terminate the agreement, its stock appreciation rights and right of first refusal will immediately expire. The agreement terminates if we are sold to a third party or a majority of our stock or assets is acquired by a third party.
Plan of Operations for the 12-Month Period Ending April 30, 2006

General and Administrative Operations
      We moved our corporate headquarters from Vancouver, British Columbia to Solon, Ohio in early 2005. This move is part of our overall plan to consolidate our operations in the United States and ultimately register our stock with the SEC. We have added administrative, accounting and legal personnel to our staff to handle the increased responsibilities brought about by the growth of our Illinois Basin projects and the additional reporting obligations we will have after our registration with the SEC becomes effective. Additionally, we expect our overall general and administrative activities and expenses will continue to increase as we drill additional wells and grow our projects in the Illinois Basin.

Status of CBM Operations
      The following table summarizes the status of wells we have drilled as of November 1, 2005:

		Wells Drilled
	Productive	but not yet in	Test	Total
Project	Wells	Production	Wells	Wells

Delta	64	15	3	82
Montgomery	0	0	3	3
Clinton/ Washington	0	0	0	0

Total	64	15	6	85

      As of November 1, 2005, all of the wells that we have drilled are vertical wells. We estimate that on average a well will begin to produce gas in the third month after it has been completed, it will take 10-12 total months of dewatering time for a well to reach 95% of peak production, and it will take 16-18 total months of dewatering time for a well to reach peak production. We began selling gas from our first productive wells in January 2005. None of our productive wells had reached 95% of maximum estimated daily production by November 1, 2005. Although we have drilled wells on only a relatively small part of our projects, we have not to date determined that any well we have drilled is a dry hole.

Production
      The following table sets forth BPI’s net sales volume for the periods indicated.

	Twelve Months Ended July 31,

	2005 (1) (2)	2004(2)	2003(2)

Total produced (Mcf)	17,885	0	0

(1)	Total production represents gross production and omits (i) gas consumed in operations and (ii) gas sales equivalent to royalty interests held by our various lessors.

(2)	No gas was produced until January 2005.

Average Sales Prices and Lifting Costs
      The following table sets forth the average sales price and average lifting costs for all of our gas production for the periods indicated.

	Twelve Months Ended
	July 31,

	2005	2004	2003

Average gas sales price (per Mcf)	$6.59	$0	$0
Average lifting cost (per Mcf)	14.97	0	0

Drilling Plan
      The following table summarizes our drilling plan for the 12-month period ending April 30, 2006:

				Total
	Vertical	Horizontal	Test	Additional
Project	Wells	Wells	Wells	Wells

Delta	131	9	0	140
Montgomery	0	0	3	3
Clinton/ Washington	0	0	4	4

Total	131	9	7	147

      Our ability to drill additional wells is primarily limited by the availability of drilling contractors and equipment. Additionally, our drilling plan and our overall capital expenditure budget is based upon our available and anticipated cash resources. In addition to our drilling plan, we expect to pursue the acquisition of additional CBM rights during the 12-month period ending April 30, 2006.

Reserves
      All our reserves are leased. Proved reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recovered in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements (of which none existed as of July 31, 2005, the date of our estimate of proved reserves prepared by our independent reservoir engineer consultants, Schlumberger Data & Consulting Services), but not on escalations based on future conditions. The following table shows our estimated proved developed and proved undeveloped reserves. Reserve information is net of royalty interests owned by our lessors. Proved developed and proved undeveloped reserves are reserves that could be commercially recovered under current economic conditions, operating methods and government regulations. Proved developed and undeveloped reserves are defined by SEC Rule 4.10(a) of Regulation S-X.

	Net Reserves (MMcf)
	As of July 31,

	2005	2004	2003

Estimated proved developed reserves	2,971	0	0
Estimated proved undeveloped reserves	7,321	0	0

Total estimated proved developed and undeveloped reserves	10,292	0	0

Discounted Future Cash Flows
      The following table shows our estimated future net cash flows, based on estimated proved developed and undeveloped reserves, and total standardized measure of discounted future net cash flows (discounted at a rate of 10%):

	Discounted Future Net
	Cash Flows (Dollars in
	thousands)
	As of July 31,

	2005	2004	2003

Future net cash flows (net of taxes)	$43,940	$0	$0
Total standardized measure of discounted future net cash flows (net of taxes)	23,068	0	0
Total standardized measure of pre-tax discounted future net cash flows	30,767	0	0

Net Cash Used by Operations and Cash Resources
      We do not expect to generate any substantial cash contribution from operations during the 12-month period ending April 30, 2006. Our plan anticipates that over the 12-month period ending April 30, 2006, we will spend approximately $33,000,000 on capital expenditures. We plan to drill 147 new wells during that period, including 140 new production wells at the Delta Project and seven new test wells. In addition to our drilling program, we expect to pursue the acquisition of additional CBM rights during that 12-month period. We expect that this capital expenditure program and our other cash requirements will be funded by our cash balance. As of November 1, 2005, we have drilled 37 new wells and funded capital expenditures totaling approximately $5,250,000 of the capital expenditure plan discussed above. Our cash balance as of July 31, 2005 was approximately $7,250,000. Mainly as a result of receiving net proceeds of $28,000,000 from the sale of our common stock in a private placement, our cash balance as of November 1, 2005 increased to approximately $30,900,000, which we anticipate will be sufficient to fund our net cash used by operations and the balance of our capital expenditure plan through April 30, 2006.

Operational Needs as We Increase Our Drilling and Production
      Although we plan on drilling additional test wells and pilot wells at other projects, our operating plan for the 12-month period ending April 30, 2006 anticipates that all of our CBM production will occur at our Delta Project. Our processing includes a glycol tower that removes excess moisture from the CBM and a compression facility that provides compression sufficient to allow our CBM to enter the pipeline transporting our CBM. As our production increases during the 12-month period ending April 30, 2006, we anticipate adding additional compression and glycol equipment as our production requires. In terms of personnel, in connection with our plan of operations for the 12-month period ending April 30, 2006 we believe that we may need minimal additional personnel to handle the increased production and related activities at our Delta Project. In the future, we will need to hire additional personnel and add additional equipment to handle production at our other projects as we start producing and selling CBM at those projects. We do not anticipate that we will experience any difficulties obtaining the appropriate personnel or processing equipment at any of our projects, although we can provide no assurance in this regard.

Sales and Distribution of Our Gas
      Our current and future plans anticipate that we will sell all of our CBM to natural gas marketing companies. These marketing companies secure space on pipelines that they utilize to transport the CBM we sell them. There are multiple gas marketing companies we could choose to deal with in selling our CBM. These marketing companies have multiple pipeline companies they can secure space from to transport our CBM. There are multiple interstate pipeline companies that have pipelines that cross or are in close proximity to all of our current acreage in the Illinois Basin. These pipelines include lines owned by Texas Eastern, Northern Borders, NGPL and Ameren. These pipelines are available to the marketing companies to whom we anticipate selling our CBM. We believe that these marketing companies will have adequate capacity from the existing pipelines in the Illinois Basin to be able to purchase all of the CBM we anticipate producing and selling within the next three to five years, although we can provide no assurance in this regard.
      We currently sell all of our CBM production to one gas marketing company, Atmos Energy Marketing, LLC, pursuant to an agreement effective as of January 1, 2005. Under the agreement, Atmos is required to buy all of our CBM production, up to a maximum of 2,500 MMBtus per day (which equates to approximately 8 times our current daily production of 300 Mcfe), at the NYMEX (New York Mercantile Exchange) price as of the close of business on the last day of the most recently ended month. Our agreement with Atmos is effective until January 31, 2006 and may be terminated prior to that time by either party on 30 days notice. At the end of this period, we might decide to enter into a new agreement with Atmos or renew our current agreement with Atmos. If we do not enter into an agreement with Atmos, we believe that we will have multiple gas marketing companies available to us for the sale of our CBM production.
      We currently have no fixed price contracts for the sale of our CBM. We do not anticipate entering into any fixed price contracts for the sale of our CBM during the next 24 months. We will reevaluate the risks and benefits of entering into fixed price contracts after our projects and wells become more mature.
Availability of Drilling Equipment and Personnel
      We utilize drilling contractors to perform all of the drilling on our projects. We maintain a limited number of supervisory and field personnel to oversee drilling and production operations. Our plans to drill additional wells are determined in large part by the anticipated availability of acceptable drilling equipment and crews. We do not currently have any contractual commitments that ensure we will have adequate drilling equipment or crews to achieve our drilling plans. As of November 1, 2005, we have three drilling rigs in operation at our Delta Project. We have working relationships with two drilling companies that we believe will make available to us on a continuous basis at least two drilling rigs for drilling vertical wells. In addition, we believe that we currently can secure commitments from at least two other drilling companies to drill three pilot horizontal wells in early 2006, and we believe that, after these drilling companies complete the three pilot wells, they will make equipment available to us on a continuous and long-term basis for drilling horizontal wells on our projects. However, we can provide no assurance that our expectations regarding the availability of drilling equipment from these companies will be met.
      If these levels of drilling equipment are made available to us, we expect to be able to achieve our drilling plan during the 12-month period ending April 30, 2006. This plan anticipates drilling 131 vertical wells, nine horizontal wells and seven test wells. If we are able to secure additional drilling equipment commitments, we may modify our drilling plan accordingly.
Governmental Regulations
      Our business is affected by numerous laws and regulations, including those relating to energy, the environment and conservation. Failure to comply with these laws and regulations may result in increased compliance costs and the assessment of administrative, civil or criminal penalties and/or the imposition of injunctive relief. Changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

      We believe that our current operations comply in all material respects with applicable laws and regulations, and that they have no more restrictive effect on us than on other similar companies in the energy industry.
      The following discussion describes certain laws and regulations that apply to us and is qualified in its entirety by the foregoing.

State Regulations
      Our operations are subject to regulation at the state level and, in some cases, county, municipal and local governmental levels. Such regulation includes:

•	requiring permits for the drilling of wells;

•	maintaining bonding requirements to drill or operate wells;

•	regulating the location of wells, the method of drilling and casing wells, surface use and the restoration of properties upon which wells are drilled; and

•	regulating the plugging and abandoning of wells and the disposing of fluids used and produced in connection with operations.
      Our operations are also subject to various conservation laws and regulations relating to well spacing and safety issues for gas gathering systems.

Environmental Regulations
      We are subject to extensive federal, state and local environmental laws and regulations that, among other things, regulate the discharge or disposal of substances into the environment and otherwise are intended to protect the environment. Numerous governmental agencies issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial administrative, civil and/or criminal penalties and, in some cases, injunctive relief for failure to comply. Some laws and regulations relating to the protection of the environment may, in certain circumstances, impose “strict liability” for environmental contamination. Other laws and regulations may impose restrictions that prevent the rate of natural gas production from being economically optimal or restrict or prohibit exploration or production activities in environmentally sensitive areas. In addition, state laws often require some form of remedial action such as the closure of inactive pits and the plugging of abandoned wells to prevent pollution from former or suspended operations.
      We believe that we are in substantial compliance with current applicable laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us. However, from time to time, legislation or other initiatives are proposed to place more onerous conditions on our operations. Adoption of any such proposals could adversely impact our operating costs, capital expenditures, earnings or competitive position.
      Our CBM operations require the hydraulic fracturing of coal seams. We believe that this technique is in compliance with applicable laws and regulations, but neither the Illinois Office of Mines and Minerals nor the U.S. Environmental Protection Agency regulates the hydraulic fracturing of coal bed formations as a form of underground injection. It is possible that the hydraulic fracturing of coal beds for CBM production will become regulated within the United States as a form of underground injection, resulting in the imposition of stricter performance standards, which, if not met, could result in diminished opportunities for CBM production enhancement and increased administrative and operating costs.
      In CBM production, naturally occurring groundwater is pumped to the surface as a by-product. We currently dispose of water from our wells through water flow lines that reinject the water into water disposal wells. Discharge of this water is subject to federal and local regulation, and we are required to obtain permits from the State of Illinois to reinject the water that our wells produce. We have received permits from the State of Illinois that allow us to dispose of all the water that we anticipate producing during the 12-month period ending April 30, 2006. As we drill additional wells in areas not currently serviced by our existing water disposal wells, we believe that we will be able to obtain the necessary permits for additional disposal wells, although we can make no assurance in this regard. If the water produced from our wells increases substantially and/or the water quality falls below acceptable standards, other disposal or treatment methods may be required to be implemented.
Competition
      We operate in the highly competitive natural gas market. We face competition from other energy companies in each of the following areas:

•	acquiring CBM acreage rights;

•	selling our natural gas production;

•	identifying and employing new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate our properties.
      Many of our competitors have financial, technological and other resources that are greater than ours. These companies may be able to pay more for CBM acreage rights and exploratory prospects and may be able to evaluate and purchase more acreage rights and prospects than our resources permit. To the extent our competitors are able to pay more for properties than we are, we will be at a competitive disadvantage. In addition, many of our competitors may enjoy technological advantages and may be able to identify, develop or implement new technologies more rapidly than we can. Our ability to acquire additional acreage rights and explore for CBM prospects in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this competitive environment.
Legal Proceedings
      We are a party to legal actions that arise in the ordinary course of our business. Based in part on consultation with legal counsel, we believe that (i) the liability, if any, under these claims will not have a material adverse effect on us, and (ii) the likelihood that the liability, if any, under these claims is material is remote.
Employees
      We have 11 full-time employees, including our executive officers. We utilize independent consultants to perform various professional services and for drilling, testing and completion work.

Management
Executive Officers and Directors

Name	Age	Position

James G. Azlein	56	President, Chief Executive Officer and Director
George J. Zilich	48	Chief Financial Officer, General Counsel and Director
Costa Vrisakis	70	Director
William J. Centa	53	Director
Dennis Carlton	55	Director
      James G. Azlein has been President, Chief Executive Officer and a Director since August 23, 2001. From 1979 to 1998, Mr. Azlein held positions including President and Chief Financial Officer and was a principal of Cyrus Eaton Group (“CEG”), a private company that specialized in project development, including securing technologies, management, financing and marketing for a variety of projects, for hotels and resorts, agricultural projects and manufacturing plants. CEG concentrated on projects in conjunction with government authorities in Eastern Europe, the former U.S.S.R. and China. In 1998, Mr. Azlein and a partner acquired the interests of CEG when its founder retired, and formed International Resource Management, Inc., which continued project development in India and Mexico through June 2001. In early 2000, Mr. Azlein formed Methane Management, Inc. to acquire the interest of various partners in a 43,000 acre CBM project in southern Illinois in which BPI owned a minority interest. In August 2001, BPI acquired Methane Management, Inc. and Mr. Azlein became President of BPI and began assembling a new management team that refocused BPI’s attention on CBM development in the Illinois Basin, which started with the 43,000 acre project that is now referred to as the Delta Project.
      George J. Zilich is an attorney and a certified public accountant. He was appointed to our Board of Directors and as our Chief Financial Officer and General Counsel on January 21, 2005. From June 2004 through January 2005, Mr. Zilich was an attorney at the law firm Jones Day where he concentrated in the areas of corporate finance and mergers and acquisitions. From 2001 through 2004, Mr. Zilich was an independent financial consultant and attended law school. Before entering the practice of law, Mr. Zilich worked for over 20 years as a certified public accountant and an entrepreneur. From 1994 through 2000, he was the Chief Financial Officer and a director for Archer Steel (a private company based in Aurora, Ohio). Mr. Zilich received his undergraduate degree from Ohio State University in 1979 where he graduated at the top of his class in accounting. In 2004, he received his juris doctorate from Cleveland-Marshall College of Law where he served as Editor-in-Chief of the Cleveland-Marshall Law Review and graduated at the top of his class. Mr. Zilich is a graduate of, and former graduate instructor for, the Dale Carnegie courses in human relations, leadership and public speaking. Mr. Zilich is a member of the American Bar Association, the Ohio Bar Association, the American Institute of Certified Public Accountants and the Ohio Society of Certified Public Accountants.
      Costa Vrisakis has been a Director since January 2002. Based in Sydney, Australia, Mr. Vrisakis is a financier and entrepreneur. In 1959, Mr. Vrisakis founded, along with two employees, Snap-Apart Pty. Ltd., a printing company. In 1985, Snap-Apart Pty. Ltd. was listed on the Sydney Stock Exchange under the name Computer Resources Ltd. In 1993, Moore Corp. of Toronto, Canada acquired Computer Resources. Since 1993, when he sold his interest in Computer Resources, he has focused his attention on various real estate projects and stock market investments. Since 2000 through the present time, Mr. Vrisakis has devoted the majority of his time to managing his 50% interest in various hotels in Sydney, Australia.
      William J. Centa has been a Director since March 28, 2005. Since March 2004, Mr. Centa has served as Executive Vice President and one of the co-founders of Mayfran Holdings, Inc., a multi-national manufacturing and engineering company that designs conveyor and filtration equipment used in the machine tool industry. From October 2000 through March 2004, Mr. Centa served as Chief Operating and Financial Officer for iPower Logistics, a supply chain solutions and outsourcing firm providing services to industrial companies in North America. From February 1998 until October 2000, he served as Associate Director, Mergers & Acquisitions at the international accounting firm of Ernst & Young. Mr. Centa earned his MBA in 1977 from Cleveland State University. He is a certified public accountant and has been a member of the AICPA’s Business & Industry Executive Committee since 2002 and the Enhanced Business Reporting Task Force since 2003.
      Dennis Carlton has been a Director since May 2005. Mr. Carlton has been involved in CBM since 1989. In September 2005, Mr. Carlton became VP Exploration-Western Division for Pioneer Resources. From 1995 through September 2004, he served as a director and worked in several senior executive positions with Evergreen Resources, Inc., serving most recently as Executive Vice President — Exploration and Chief Operating Officer, as well as President of Evergreen Operating Corp. His primary responsibilities included management of all geoscience, engineering, land matters and domestic and international business development activities. Since October 2004, when Evergreen was acquired by Pioneer Natural Resources, Inc., Mr. Carlton has served as a technical and business advisor to Pioneer’s Western Division. Prior to joining Evergreen Resources, he held positions in several companies including Mobil Oil Corporation. Mr. Carlton’s experience in CBM has included the Rocky Mountain Basins, Mid-Continent, United Kingdom and Alaska. His efforts in the Raton Basin with Evergreen were recognized when he was recognized as the Rocky Mountain Association of Geologists Outstanding Explorer in 2000.
Significant Employees
      The following persons are not executive officers, but make significant contributions to our business:
      Randy Oestreich, 50, has been Vice President of Field Operations since March 2005. Mr. Oestreich owns A-Strike Consulting, a private consulting company formed in April 2003 to provide consulting services to the CBM industry. From 1976 to 2003, Mr. Oestreich worked for Halliburton Energy Services. With Halliburton, Mr. Oestreich worked in conventional oil and gas exploration and development, as well as unconventional gas, including CBM, primarily in the Illinois Basin, but also in Michigan, Ohio, Kentucky, Pennsylvania and West Virginia. In addition, he was a member of Halliburton’s Coalbed Methane Solutions Team. For the past 10 years, his work has focused on CBM, mine methane and New Albany shale exploration and development. Mr. Oestreich has worked on, and is familiar with, the majority of unconventional gas projects that have been initiated in the Illinois Basin and has worked on the Delta Project since its inception.
      Dan Anderson, 57, has been Director of Property Acquisitions since January 2002. Mr. Anderson has over 25 years of oil and gas and real estate experience: from 1976 to 1983 as Land Department Manager with John Carey Oil Company, Inc.; from 1983 to 1989 as president of his own oil and gas investment consulting company, and as President of a private real estate development company, DAPA Investments, Inc. Prior to joining BPI, Mr. Anderson worked with DeMier Oil in securing oil, gas and CBM leases in central and southern Illinois, as well as pipeline right-of-way easements. He has extensive experience in the oil, gas and CBM business in the Illinois Basin, including oil and gas and CBM leasing terms and agreements. In addition, he has extensive experience in the workings of land title and registrar offices on both a local and state level. Mr. Anderson is a member of the Illinois Oil and Gas Association and holds an Illinois real estate broker license.
Advisory Board
      Members of the Advisory Board are appointed by the Board of Directors to provide advice and guidance to the Board of Directors and our employees concerning various aspects of our business.
      Clyde House, 72, has been involved in the oil and gas business most of his adult life. He has overseen field operations both domestically and internationally for major oil and gas exploration and development companies including Devon Energy. Over the past 15 years, Mr. House has focused his attention on development of CBM. Mr. House directed field operations and the development of the first 300 wells that the River Gas Company (subsequently acquired by Phillips Petroleum) drilled in the Black Warrior Basin. Mr. House originally identified the potential for a gas project in the Illinois Basin, and his research and past experience in CBM and shale production provided the basis for the Delta Project.

      William Ginn, 82, is currently a retired partner of Thompson Hine LLP in its Cleveland, Ohio office. In addition to his numerous community endeavors, Mr. Ginn is a long-standing member of the Board of Directors of Nordson Corporation. Mr. Ginn recently retired as a long-standing director of the Davey Tree Expert Company, where he was responsible for structuring and financing the employee acquisition of that once family owned company. Mr. Ginn graduated from Bates College and Yale Law School.
      Kevin W. Reimer, 45, is a certified petroleum geologist and certified professional geologist with over 22 years of experience in oil and gas exploration and development, both as a principal and a consultant. Mr. Reimer has significant experience in research and evaluation of CBM projects in the United States and Western Europe. Mr. Reimer has expertise in the extraction of coal mine methane gas from abandoned underground coal mines and has seven years of research and experience in gas-fired power generation. Mr. Reimer was one of the first persons to successfully develop coal mine methane gas reserves and sell the resource to an interstate pipeline in Illinois. He has organized and operated three CBM pilot projects in the Illinois Basin starting in 1996. Mr. Reimer is currently a principal and President of Finite Resources, LTD. and a principal of KWR Ventures, LLC and KWR Consulting, LLC.
      Dr. Luc Berthoud, 67, based in Zurich, Switzerland, holds a Ph.D. in Economics from the University of Lausanne, following an MBA in Paris. Since 1968, he has been active in international investment banking, holding senior management positions at both the Schroeder and Mercury (Warburg) groups in London. Since 1998, Dr. Berthoud has been a consultant to private clients for investment management and venture capital.

Summary Compensation Table
      The following table sets forth the compensation paid to our executive officers in the three fiscal years ended July 31, 2005.

					Long-Term Compensation

					Awards		Payouts
		Annual Compensation
					Restricted	Securities
				Other Annual	Stock Wards	Underlying	LTIP	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	and SARs	Options	Payouts	Compensation

James G. Azlein	2005	$163,000	$100,000	$0	$0	1,422,278	$0	$0
CEO and President	2004	111,286	7,808	0	0	320,000	0	0
	2003	145,917	6,500	0	0	320,000	0	0
George J. Zilich(1)	2005	$65,000	$0	$0	$0	475,000	$0	$0
Chief Financial Officer	2004	—	—	—	—	—	—	—
and General Counsel	2003	—	—	—	—	—	—	—
Keith A. Ebert(2)	2005	$44,200	$40,000	$0	$0	341,667	$0	$0
Vice President	2004	58,338	7,479	0	0	0	0	0
	2003	47,272	6,705	0	0	125,000	0	0

(1)	Mr. Zilich became our Chief Financial Officer and General Counsel on January 21, 2005.
(2)	Mr. Ebert resigned as an officer and director on March 28, 2005.
Option Grants in Last Fiscal Year
      The following options to purchase shares of our common stock were granted to our executive officers during the fiscal year ended July 31, 2005.

	Individual Grants

		Percent of			Potential Realizable Value
	Number of	Total			at Assumed Annual Rate of
	Securities	Options			Stock Price Appreciation
	Underlying	Granted to			for Option Term(2)
	Options	Employees in	Exercise	Expiration
	Granted	Fiscal Year	Price(1)	Date	5%	10%

James G. Azlein	456,666		$1.25	11/29/09	$157,949	$349,026
	965,612		1.97	1/20/10	524,342	1,158,658

	1,422,278	51.91%			$682,291	$1,507,684
George J. Zilich	175,000		$1.97	1/20/10	$95,028	$209,986
	300,000		1.79	3/27/10	148,371	327,861

	475,000	17.34%			$243,399	$537,847
Keith A. Ebert	341,667	12.47%	$1.00	11/29/09	$94,380	$208,556

(1)	The exercise price per share of each option is equal to the fair market value per share of the underlying stock on the date of grant, as determined by quoted market prices, and converted from Canadian dollars to U.S. dollars using the published exchange rate on the date of grant.

(2)	The potential realizable value shown is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to the rules and regulations of the SEC and does not represent our prediction of stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the U.S. dollar equivalent exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the U.S. dollar equivalent exercise price and sold on the last day of its term at the U.S. dollar equivalent appreciated price, assuming a constant exchange rate from the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table shows the number of shares underlying options that were exercised by our executive officers in our fiscal year ended July 31, 2005. The table also shows the value as of July 31, 2005 of all outstanding options for our common stock held by our executive officers on that date.

			Number of Shares
			Underlying	Value of Unexercised
			Unexercised	In-the-Money
			Options at FY-End	Options at FY-End(1)
	Shares
	Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

James G. Azlein	445,555	$317,569	1,985,612/0	$660,983/$0
George J. Zilich	0	—	475,000/0	$0/$0
Keith A. Ebert	313,889	$246,054	341,667/0	$192,339/$0

(1)	Value is determined based on the closing market price of our common stock on July 31, 2005 as reported by the TSX Venture Exchange, converted from Canadian dollars to U.S. dollars using the published exchange rate on July 31, 2005.
Agreements with Our Employees
      We entered into an employment agreement on January 6, 2005 with George J. Zilich, our Chief Financial Officer and General Counsel. Mr. Zilich’s employment agreement provides that he will be an at-will employee of the company. Mr. Zilich’s employment agreement entitles him to a base salary of $120,000 per year, a grant of options to purchase 175,000 shares of our common stock pursuant to our Incentive Stock Option Plan, and the right to participate in the benefits offered to our other senior executives. If Mr. Zilich is terminated by us without “cause,” he is entitled to receive a severance payment equal to two times his salary and benefits.
      We also entered into an employment agreement on January 31, 2005 with Randy Elkins, our Controller. Mr. Elkins’ employment agreement provides that he will be an at-will employee of the company. Mr. Elkins’ employment agreement entitles him to a base salary of $80,000 per year, an immediate grant of 25,000 options, a grant of 25,000 options after three months, and additional grants of 25,000 options based upon the achievement of performance goals after 12 months and every six months thereafter, subject to a maximum of 175,000 options. Mr. Elkins’ employment agreement also gives him the right to receive health insurance through the plan that we maintain for our employees.
      We also entered into an agreement on April 17, 2004 with James G. Azlein, our President and Chief Executive Officer, pursuant to which we agreed to grant to Mr. Azlein, in exchange for personally guaranteeing 11.025% of a $2,000,000 loan to a company 11.025% of which is indirectly owned by us, a number of shares of our common stock equal to 10% of the value of the guarantee. Pursuant to this agreement, we have issued 50,990 shares of our common stock to Mr. Azlein. Under the terms of this agreement, if Mr. Azlein is required to perform under the guarantee, he has no recourse to pursue any legal action for contribution or indemnification against us.
Incentive Stock Option Plan
      We have established an Incentive Stock Option Plan for issuance of options to purchase shares of our common stock to our officers, directors, employees and consultants. The number of shares reserved for issuance under this plan is limited to not more than 10% of the total number of shares of our common stock outstanding at any time.
      Options issued to officers, directors, employees and consultants as a group cannot exceed 10% of our total shares of common stock outstanding. In any year, issuances to officers and directors as a group cannot exceed 10% of our total shares of common stock outstanding at the date of grant (excluding shares of common stock issued under the Incentive Stock Option Plan or any other equity compensation arrangement during the preceding one-year period). In addition, under the plan in any one year we cannot issue options in excess of

5% of our outstanding shares of common stock to any individual officer or director. Each of these calculations is made on a non-diluted basis.
      The Incentive Stock Option Plan permits options to be issued with exercise prices at a discount to the market price of our common stock. However, the majority of our options were issued with exercise prices equal to the closing market price of our common stock on the date of grant. As of November 17, 2005, we have options outstanding to purchase 4,080,612 shares of our common stock, all of which were issued with an exercise price equal to the market price of our common stock on the date of grant. All of the options granted by us to U.S. plan participants since November 2004 and all other participants since January 2005 have exercise prices equal to the closing market price of our common stock on the date of grant.
Directors’ Fees and Other Compensation
      All non-management Directors are reimbursed for reasonable expenses incurred in connection with attending meetings. During the most recently completed fiscal year our independent Directors were granted options to purchase the following number of shares under our Incentive Stock Option Plan: Mr. Vrisakis — 600,000; Mr. Centa — 125,000; and Mr. Carlton — 115,000. There were no standard compensation arrangements (including any additional amounts payable for committee participation or special assignments) or any other arrangements in addition to, or in lieu of, standard arrangements under which our Directors were compensated by us in their capacity as Directors. During the most recently completed fiscal year, none of our Directors were compensated for services rendered to us as consultants or experts.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.
Certain Relationships and Related Transactions
       Randy Oestreich, our Vice President of Field Operations, owns and operates A-Strike Consulting, a consulting company that provides, among other things, laboratory testing related to CBM. We own a lab testing facility and allow A-Strike Consulting to operate the facility. We pay all expenses related to the facility and, in return, receive 80% of the revenue generated from the operations of the facility as reimbursement of our expenses. During the year ended July 31, 2005, we received approximately $59,000 in expense reimbursement related to this arrangement.
      Mr. Oestreich’s brother owns Dependable Service Company, a company that provides general labor services to us. We paid Dependable Services Company $147,000 and $16,000 in fiscal years ended July 31, 2005 and 2004, respectively.

Our Shareholders
       The following table sets forth information regarding the beneficial ownership of our common stock as of November 17, 2005 by (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each person or entity that, to our knowledge, beneficially owns more than 5% of our common stock. The table includes shares underlying options and warrants held by executive officers and directors and warrants held by shareholders that own more than 5% of our common stock. All of these options and warrants are currently exercisable. Percentage ownership is calculated in accordance with Rule 13d-3 of the Exchange Act based on the total number of shares outstanding as of November 17, 2005.

		Number of Shares
	Number of	Underlying Options	Percent
Name and Address	Shares	and Warrants	Ownership

James G. Azlein	978,096	2,661,562	5.54%
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
George J. Zilich	279,486	680,000	1.51%
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
Costa Vrisakis	1,889,552	300,000	3.46%
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
William J. Centa	0	300,000	0.47%
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
Dennis Carlton	0	300,000	0.47%
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
All directors and	3,147,134	4,241,562	10.98%
executive officers as a group
(5 persons)
Advisory Research, Inc.(1)	9,372,500	0	14.87%
180 N. Stetson Street, Suite 5500
Chicago, Illinois 60601
CFSIL a/c Colonial First	3,900,000	1,200,000	7.94%
State Wholesale Global
Resources Fund
Level 29, 52 Martin Place
Sydney, Australia NSW 2001
Jennison Associates LLC	6,400,000	1,200,000	11.83%
466 Lexington Avenue
New York, New York 10017
Wellington Capital Management	6,000,000	0	9.52%
227 West Monroe Street
Chicago, Illinois 60606

(1)	The common stock listed was reported by Advisory Research, Inc. on October 6, 2005 in an Early Warning Report under the Alternative Reporting System of Canadian National Instrument 62-103.

Selling Shareholders
       This prospectus covers the offer and sale by the selling shareholders of up to 18,000,000 shares of our common stock owned by the selling shareholders.
      The following is a list of our shareholders that may sell shares of our common stock pursuant to this prospectus. Each of the shares offered by this prospectus was purchased in our September 2005 private placement. If a selling shareholder sells all of the shares of our common stock beneficially owned by the shareholder that are offered for sale by this prospectus, the shareholder will hold none of our shares, except as noted in the footnotes below. Percentage ownership is calculated in accordance with Rule 13d-3 under the Exchange Act using the 63,040,237 shares of our common stock outstanding as of November 17, 2005.

	Number of		Percent
	Shares Owned	Number of	Owned
	Before	Shares	Before this
Name of Selling Shareholder	Offering	Offered	Offering

Advisory Research, Inc.(1)	9,372,500	6,000,000	14.87%
Chilton Investment Company, LLC(2)	500,000	500,000	0.79%
Colonial First State Investments Limited(3)	5,100,000	1,500,000	7.94%
Jennison Associates LLC(4)	7,600,000	4,000,000	11.83%
Wellington Management Company, LLP(5)	6,000,000	6,000,000	9.52%

(1)	The aggregate ownership of 9,372,500 shares of common stock was reported by Advisory Research, Inc. on October 6, 2005 in an Early Warning Report under the Alternative Reporting System of Canadian National Instrument 62-103. The 6,000,000 shares of common stock offered by this prospectus are certificated as follows: Advisory Research Microcap Value Fund, LP — 4,400,000 shares; and Advisory Research Energy Fund, LP — 1,600,000 shares. If Advisory Research, Inc. sells all of its shares offered by this prospectus, the remaining shares of our common stock beneficially owned by it will constitute 5.35% of our outstanding shares.

(2)	The 500,000 shares of common stock offered by this prospectus are certificated as follows: Chilton Investment Partners, LP — 40,100 shares; Chilton Global Partners, LP — 21,500 shares; Chilton QP Investment Partners, LP — 104,400 shares; Chilton Global Natural Resources Partners, LP — 35,000 shares; Chilton Opportunity Trust, LP — 33,600 shares; Chilton International, LP — 243,400 shares; and Chilton Opportunity International, LP — 22,000 shares. If Chilton Investment Company, LLC sells all of its shares offered by this prospectus, it will no longer beneficially own any of our outstanding shares.

(3)	The 1,500,000 shares of common stock offered by this prospectus are certificated as follows: Bershaw and Co. Ltd. FBO First State Global Resources Fund — 758,000 shares; Goldman Sachs & Co. FBO First State Investments Global Resources Long Short Master Fund Limited — 201,000 shares; Goldman Sachs & Co. FBO CSFIL a/ c Colonial First State Wholesale Global Resources Long Short Fund — 41,000 shares; and Bershaw and Co. Ltd. FBO Colonial First State Wholesale Global Resources Fund — 500,000 shares. If Colonial First State Investments Limited sells all of its shares offered by this prospectus, the remaining shares of our common stock beneficially owned by it will constitute 5.60% of our outstanding shares.

(4)	The 4,000,000 shares of common stock offered by this prospectus are certificated as follows: Hare and Co. FBO Jennison Natural Resources Fund, Inc. — 2,400,000 shares; and Hare and Co. FBO Natural Resources Portfolio of the Prudential Series Fund, Inc. — 1,600,000 shares. If Jennison Associates LLC sells all of its shares offered by this prospectus, the remaining shares of our common stock beneficially owned by it will constitute 5.60% of our outstanding shares.

(5)	The 6,000,000 shares of common stock offered by this prospectus are certificated as follows: Spindrift Partners, L.P. — 2,300,000 shares; Spindrift Investors (Bermuda) L.P. — 2,700,000 shares; Placer Creek Partners, L.P. — 550,000 shares; and Placer Creek Investors (Bermuda) L.P. — 450,000 shares. If

Wellington Management Company, LLP sells all of its shares offered by this prospectus, it will no longer beneficially own any of our outstanding shares.

      The shares of our common stock covered by this prospectus were acquired by the selling shareholders from us in connection with our September 2005 private placement. In the private placement, we issued 18,000,000 shares of our common stock at a per share price of CAD$2.00 (approximately USD$1.69).
      The common stock covered by this prospectus has been registered by us under the Securities Act pursuant to our obligations under the Stock Purchase Agreement, dated as of September 20, 2005, that we entered into in connection with our September 2005 private placement.
      The shares beneficially owned by the selling shareholders are registered under Rule 415 under the Securities Act concerning delayed and continuous offers and sales of securities. In regard to the offer and sale of such shares, we have made certain undertakings in Part II of the registration statement of which this prospectus is part, by which, in general, we have committed to keep this prospectus current during any period in which the selling shareholders may make offers to sell the covered securities pursuant to Rule 415. We are required to make this prospectus available to the selling shareholders until the earlier of (i) such time as all of the selling shareholders may immediately sell all of their shares subject to this prospectus under Rule 144(b), without giving effect to the volume limitations of Rule 144(e), and (ii) such time as all of the selling shareholders have sold all of their shares subject to this prospectus.
      All of the shares of common stock sold by the selling shareholders will be freely tradable without restriction or limitation under the Securities Act, except for any shares of common stock purchased by any of our “affiliates,” which generally includes our directors, executive officers and stockholders that hold at least 10% of our common stock. The common stock that is held by our affiliates is subject to Rule 144 under the Securities Act, and may not be sold by an affiliate other than in compliance with the registration requirements of the Securities Act or pursuant to Rule 144 or another exemption from such registration requirements. Rule 144 will not be available for sales by our affiliates until we have been subject to the reporting requirements of the Exchange Act for at least 90 days. As a result of our recent filing of a registration statement with the SEC, we have become subject to the reporting requirements of the Exchange Act. In addition, we plan to register our common stock under the Exchange Act, which will also subject us to the reporting requirements of the Exchange Act.

Plan of Distribution
       The selling shareholders and their assignees may, from time to time, sell any or all of their shares of our common stock that are covered by this prospectus on any stock exchange, market or trading facility on which the shares may then be listed or quoted or in private transactions. These sales may be at prevailing market prices, at prices related to prevailing market prices or at other negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	privately negotiated transactions;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	settlement of short sales entered into after the date of this prospectus (a short sale occurs when shares, not owned by the seller, are sold in hopes of a decline in market price so the seller can purchase shares in the market at a lower price to be able to replace the shares sold);

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted by applicable law.
      The selling shareholders also may sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may or may not exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for a selling shareholder, purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the prevailing market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers such commissions as described above.
      In connection with the sale of shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver shares covered by this prospectus to close out their short positions, or loan or pledge such shares to broker-dealers that in turn may sell such shares. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus.
      The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferee, pledgee or other successor-in-interest will be the selling beneficial owners for purposes of this prospectus.

      The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
      We have paid all fees and expenses incurred in connection with the registration of the resale of the shares of our common stock covered by this prospectus. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities in connection with the registration of the shares of common stock that are subject to this prospectus, including certain liabilities under the Securities Act.
      In some jurisdictions, the selling shareholders may be required to sell common stock only through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may be required to register the common stock for sale in such state, unless an exemption from registration is available.
      Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.
Description of Our Common Stock
Common Stock
      We are authorized to issue 100,000,000 shares of common stock, without par value. As of November 17, 2005, we have 63,040,237 shares of common stock outstanding. As of the same date, we also have outstanding warrants to purchase 10,373,066 shares of our common stock and outstanding options to purchase 4,080,612 shares of our common stock.
      The following is a summary of the terms of our common stock. The rights of the holders of our common stock are defined by our Articles of Incorporation and the British Columbia Business Corporations Act. You should refer to those documents and provisions for more complete information regarding our common stock.
      Holders of our common stock have one vote per share on all matters upon which our shareholders are entitled to vote, including the election of directors. In the election of directors, holders of our common stock do not have cumulative voting rights. The holders of our common stock have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. Our common stock is not subject to any provisions relating to redemption. Our common stock is not by its terms subject to any restrictions on alienation. Our common stock has no conversion rights and is not subject to further calls or assessments by us. All outstanding shares of our common stock are fully paid and nonassessable.
      Holders of our common stock have equal rights to receive dividends when, as and if declared by our Board of Directors, out of funds legally available therefor. See the section of this prospectus entitled “Dividend Policy.” Holders of our common stock are entitled, upon the liquidation of the company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. We currently have no class of preferred stock authorized or outstanding. To increase the authorized number of shares of common stock outstanding or create a class of preferred stock, the affirmative vote of the holders of at least a majority of our common stock would be required.
      Our common stock is currently traded on the TSX Venture Exchange in Vancouver, British Columbia under the symbol “BPR.” Our common stock is not currently listed or quoted on any U.S. securities exchange or market, and there is no established public trading for our common stock in the United States.
Comparison of Shareholder Rights Under British Columbia and Delaware Law
      The shareholder rights that exist under the terms of our common stock and British Columbia law are in some instances different than what they would be, for example, under the laws of the State of Delaware, where many U.S. corporations are incorporated. Although some differences exist between the corporation laws of the two jurisdictions, we believe that the differences are not significant.

      For example, neither British Columbia law nor Delaware law requires corporations to provide shareholders with cumulative voting rights. Neither British Columbia law nor Delaware law requires corporations to provide shareholders with preemptive rights to purchase any securities of the corporation. Under both British Columbia law and Delaware law, shareholders have the right to dissent from most cash-for-stock mergers of a corporation and seek an appraisal of the value of their shares. Under British Columbia law such dissenters’ rights extend to the sale of all or substantially all of a corporation’s assets, although under Delaware law they do not.
      Under both British Columbia law and Delaware law, shareholders may generally approve corporate matters in a written action taken without a formal meeting of shareholders. Although Delaware law does not require that shareholders have the right to call a special meeting, British Columbia law provides that one or more shareholders holding at least five percent of the voting shares of a corporation may cause a shareholders meeting to be called. Under British Columbia law and our Articles of Incorporation, two shareholders entitled to vote at a meeting and who hold at least five percent of our shares constitute a quorum for the purpose of transacting business at a meeting. Under Delaware law, a majority of the shares entitled to vote, unless the corporation’s certificate of incorporation provides for a lower percentage not less than one-third of the shares entitled to vote, constitute a quorum at a meeting of shareholders.
      Under British Columbia law and our Articles of Incorporation, we may in general alter our Articles only with the approval of the holders of two-thirds of our shares that are voted on the resolution. Delaware law requires the approval of the holders of at least a majority of the outstanding stock of a corporation to amend a Delaware corporation’s certificate of incorporation. In addition, under British Columbia law and our Articles of Incorporation, shareholders that hold at least two-thirds of our shares that are voted on the resolution may remove a director before the end of the director’s term of office. Under Delaware law, a director may generally be removed from office before the end of the director’s term by the holders of a majority of the corporation’s outstanding stock.
      Under British Columbia law, we may generally not enter into an amalgamation (which is referred to as a merger in the United States) or sell all or substantially all of our assets unless the transaction is approved by the holders of two-thirds of our shares that are voted on the resolution. Delaware law generally requires the approval of mergers, consolidations and sales of all or substantially all of a corporation’s assets by a majority of the voting power of the corporation.
      Both British Columbia law and Delaware law generally permit corporations to issue preferred stock or shareholder rights (also known as a “poison pill”). A British Columbia or Delaware corporation may generally issue preferred stock or shareholder rights that would have the effect of deterring a takeover attempt, including a takeover attempt that might be in the best interests of the corporation or its shareholders. We do not currently have either preferred stock or shareholder rights outstanding, although our Articles of Incorporation permit us to issue preferred stock and do not restrict us from issuing shareholder rights. We currently have no plans to issue any preferred stock or shareholder rights, but we will be able to do so at any time in the future.
Investment Canada Act
      There is no limitation imposed by the laws of Canada, the laws of British Columbia or our Articles of Incorporation on the right of a non-resident to hold or vote our common stock, other than as provided in the Investment Canada Act, which generally prohibits a reviewable investment by an entity that is not a “Canadian” entity, unless after review the applicable minister is satisfied that the investment is likely to be of “net benefit” to Canada.
      An investment in our common stock by a non-Canadian who is not a “WTO investor,” at a time when we are not already controlled by a WTO investor, would be reviewable under the Investment Canada Act if it is an investment to acquire control and the value of our assets is CAD$5 million or more. Regardless of the value of the proposed transaction, an order for review may be made by the Canadian government if the investment is related to Canada’s cultural heritage or national identity.
      An investment in our common stock by a WTO investor, or by a non-Canadian at a time when we are already controlled by a WTO investor, would be reviewable under the Investment Canada Act if it is an investment to acquire control and the value of our assets is not less than a specified amount (CAD$250 million in 2005).
      The Investment Canada Act has detailed rules to determine control. For example, a non-Canadian would acquire control of us for purposes of the Investment Canada Act if a majority of our outstanding common stock was acquired; acquisition of less than a majority but more than one-third of our outstanding common stock would be a rebuttable presumption of a control acquisition having occurred. Control also could be deemed to occur through the acquisition of all or substantially all of our assets.
      A “WTO investor” generally includes governments of, or individuals who are nationals of, member states of the World Trade Organization and corporations and other entities that are controlled by them. The United States and most all of the principal economies of the world are currently members of the World Trade Organization.
      If any of the thresholds described above is exceeded, an application for review must be filed with the Investment Review Division of Industry Canada and/or, if the business is related to Canada’s cultural heritage or national identity, with the Department of Canadian Heritage. Reviews are undertaken by the Minister of Industry, the Minister of Cultural Heritage or both ministers, depending on the nature of the business under review.
      The Investment Canada Act provides for an initial 45-day review period. The reviewing minister may unilaterally extend the review period for an additional 30 days and, with the consent of the proposed investor, for longer periods of time. In reviewing whether an investment is of “net benefit” to Canada, the reviewing minister is directed to take into account the following factors:

•	the effect of the investment on the level and nature of economic activity in Canada;

•	the degree of involvement by Canadians in the business;

•	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

•	the effect of the investment on competition within any industry in Canada;

•	the compatibility of the investment with national industrial, economic and cultural policies; and

•	the effect of the investment on Canada’s ability to compete in world markets.
      If none of the thresholds described above are exceeded and no review is required, a notification may generally still be required to be filed with Industry Canada and/or the Department of Canadian Heritage.
Lock-Up Agreements
      In connection with our December 2004/ January 2005 private placement, we entered into lock-up agreements with James G. Azlein, our President and Chief Executive Officer, Keith A. Ebert, a former Director, Costa Vrisakis, one of our Directors, and Dr. Luc Berthoud, a former Director and current member of our Advisory Board. The lock-up agreements restrict these individuals from selling, agreeing to sell or otherwise transferring or disposing of any shares of our common stock or any warrant or option to purchase shares of our common stock without our prior written approval during any period prior to January 13, 2006 when the registration statement of which this prospectus is a part is “ineffective.” The registration statement will be deemed to be “ineffective” as of any date that we suspend offers and sales under the registration statement because our board of directors determines that any such offers and sales would be seriously detrimental to us and ending on the date on which the registration statement again becomes available. The lock-up agreements do not prevent the restricted individuals from at any time purchasing shares in the open market, receiving a grant of stock options or exercising any stock options.
      In connection with our September 2005 private placement, James G. Azlein, our President and Chief Executive Officer, George J. Zilich, our Chief Financial Officer and General Counsel, our three independent Directors, Costa Vrisakis, William Centa and Dennis Carlton, and Randy Oestreich, our VP-Field Operations, entered into lock-up agreements with KeyBanc Capital Markets, the placement agent for the private placement.

      The lock-up agreements restrict these individuals from selling, agreeing to sell or otherwise transferring or disposing of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock during any period prior to when the registration statement that will be filed to register the shares in the September 2005 private placement is declared effective by the SEC. The lock-up agreements do not prevent the restricted individuals from at any time purchasing shares in the open market, receiving a grant of stock options or exercising any stock options. The restricted individuals may also dispose of shares of our common stock during the restricted period to the extent necessary to pay the exercise price for, and all taxes incurred in connection with, the exercise of any options or warrants that would otherwise expire during the restricted period.
Material Tax Consequences to U.S. Holders
       A brief description is included below of certain taxes, including withholding taxes, to which U.S. security holders are subject under existing tax laws and regulations of Canada. The consequences, if any, of Canadian provincial taxes are not discussed. The following information is general, and holders of our common stock should seek the advice of their own tax advisors with respect to the applicability or effect on their own individual circumstances of the matters described below.
      U.S. citizens and individual residents and domestic corporations are taxed on their worldwide income. Therefore, dividends and capital gains of U.S. taxpayers will be subject to U.S. income tax. U.S. holders should consult their own tax advisors regarding specific questions as to U.S. federal, state or local taxes.
      The following summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of our common stock by a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold our common stock as capital property. This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada. This summary is based on the provisions of the Income Tax Act (Canada), the regulations thereunder and the administrative practices of Revenue Canada as of the date of this prospectus. It has been assumed that there will be no amendment of any applicable law, although no assurance can be given in this regard. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisor.
      The provisions of the Income Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”).
Dividends on Common Stock
      Under the Income Tax Act, a nonresident of Canada is subject to Canadian withholding tax at the rate of 25% on dividends paid by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to the shareholder, and to five percent if the shareholder is a corporation that beneficially owns at least 10% of our common stock.
      The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization if the organization is a resident of the United States and such dividend income is exempt from income tax under the laws of the United States or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan.
Disposition of Common Stock
      The Convention will relieve U.S. residents from liability for Canadian tax on capital gains derived on a disposition or deemed disposition of our common stock unless:

•	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by the shareholder when the shareholder ceased to be resident in Canada; or

•	the shares formed part of the business property of a “permanent establishment” that the shareholder has or had in Canada within the 12 months preceding the disposition.

      If the Convention does not relieve a U.S. resident from Canadian tax on capital gains, the U.S. resident will, under the Income Tax Act, be subject to Canadian tax on “taxable capital gains” (as defined below), and may deduct “allowable capital losses” (as defined below), realized on a disposition of “taxable Canadian property.” Our common stock will constitute “taxable Canadian property” of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series of our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length.
      Under the Income Tax Act, a taxpayer’s capital gain (or capital loss) from the disposition of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by) the aggregate of his or her adjusted cost base of such shares and reasonable expenses of disposition. Fifty percent of a capital gain (the “taxable capital gain”) is included in income, and fifty percent of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.
      When a holder dies holding shares of our common stock, such holder will be deemed for Canadian tax purposes to have disposed of such shares for an amount equal to the fair market value of the shares immediately before such holder’s death and will be subject to the tax treatment with respect to dispositions described above. Any person who acquires such shares as a consequence of the death of such holder will be deemed to have acquired such shares for the fair market value at that time. There is currently no Canadian federal estate tax.
Where You Can Find More Information
       We have filed a registration statement on Form S-1 with the SEC relating to the shares covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, the reference is not necessarily complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room located at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website located at http://www.sec.gov.
      As a result of our recent filing of a registration statement with the SEC, we have become subject to the reporting requirements of the Exchange Act. In connection with such requirements, we will be required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room located at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our periodic filings with the SEC will also be available through the SEC’s website located at http://www.sec.gov. We maintain a website located at http://www.bpi-industries.com. The information contained on our website is not incorporated by reference in this prospectus, and you should not consider it to be a part of this prospectus.
Legal Matters
       The validity of the common stock that may be offered pursuant to this prospectus has been passed upon by Anfield Sujir Kennedy & Durno. A copy of this opinion is included as an exhibit to the registration statement that we have filed with the SEC and of which this prospectus is a part.

Change of Auditor
       Effective August 15, 2005, De Visser Gray, Chartered Accountants, resigned as our auditor by mutual agreement between us and De Visser.
      The audit report issued by De Visser dated October 12, 2004 was an unqualified opinion that included an explanatory paragraph describing conditions that raised substantial doubt about our ability to continue as a going concern due to our (1) lack of revenue and (2) dependence on our ability to raise funds via equity financings.
      The decision to change auditors has been considered and approved by the Audit Committee of our Board of Directors.
      During our two most recent fiscal years and all subsequent interim periods preceding De Visser’s resignation there were no disagreements with De Visser concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
      During our two most recent fiscal years and all subsequent interim periods preceding De Visser’s resignation De Visser did not advise us of any of the following:

•	that the internal controls necessary for us to develop reliable financial statements do not exist;

•	that information came to De Visser’s attention that led it to no longer be able to rely on management’s representations, or that made it unwilling to be associated with the financial statements prepared by management;

•	(1) the need for De Visser to expand significantly the scope of its audit, or that information came to its attention during our two most recent fiscal years or any subsequent interim period preceding De Visser’s resignation, that if further investigated may have: (i) materially impacted the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may have prevented it from rendering an unqualified audit report on those financial statements), or (ii) caused De Visser to be unwilling to rely on management’s representations or be associated with our financial statements, and
(2) that, due to their resignation, or for any other reason, De Visser did not so expand the scope of its audit or conduct such further investigation; or

•	(1) that information has come to their attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to De Visser’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and
(2) that, due to their resignation, or for any other reason, the issue has not been resolved to De Visser’s satisfaction prior to its resignation.
      Effective August 15, 2005, we engaged a new independent accountant, Meaden & Moore, Ltd., Certified Public Accountants, to audit our financial statements. In addition, during our two most recent fiscal years, and subsequent interim periods prior to engaging Meaden & Moore, neither BPI nor someone on our behalf consulted Meaden & Moore regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).
      This disclosure first appeared in our registration statement on Form S-1 filed with the SEC on October 28, 2005 (File No. 333-125483). We provided De Visser with a copy of the disclosures set forth in this section above prior to the date of such registration statement. We also requested that De Visser furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. The letter of De Visser provided in response to that request, which states that De Visser is in agreement with the above disclosures (apart from the second sentence of the immediately preceding paragraph regarding Meaden & Moore, with which De Visser stated that it was not in a position to agree or disagree), was filed as an exhibit to such registration statement.
Experts
       Our consolidated balance sheet as of July 31, 2005, and the consolidated statements of operations, shareholders’ equity and cash flows for the fiscal year ended July 31, 2005, have been audited by Meaden & Moore, Ltd., Certified Public Accountants, and are included in this prospectus, along with the audit report from Meaden & Moore, in reliance upon the authority of such firm as experts in accounting and auditing.
      Our consolidated balance sheets as of July 31, 2004 and July 31, 2003, and the consolidated statements of operations, shareholders’ equity and cash flows for the two fiscal years ended July 31, 2004 and July 31, 2003, have been audited by De Visser Gray, Chartered Accountants, and are included in this prospectus, along with the audit report from De Visser Gray, in reliance upon the authority of such firm as experts in accounting and auditing.

Appendix A
Glossary of Natural Gas Terms
       The following are definitions of selected terms relating to the natural gas industry that are used in this prospectus:
      Adsorption. The attachment, through physical or chemical bonding, of gas molecules to the coal surface. The adsorbed gas molecules are trapped within the coal, the stability of which is strongly affected by changes in temperature and pressure.
      Average finding cost. The amount of total capital expenditures, including acquisition, exploration and abandonment costs, for natural gas activities divided by the amount of proved reserves added in a specified period.
      Casing. Steel pipe set in a well to prevent the hole from sloughing or caving and to enable formations to be isolated. There may be several strings of casing in a well, one inside the other.
      Completion. The activities necessary to prepare a well for the production of gas.
      Core sample. A cylindrical sample taken from a formation for geological analysis. Typically, a conventional core barrel is substituted for the drill bit and procures a sample as it penetrates the formation.
      Desorption. A test that measures the gas evolved from a core sample to determine gas content.
      Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.
      Dewatering. A CBM well typically begins dewatering with almost all water production and little or no natural gas production. The continuous production of water from a well that is dewatering reduces the water reservoir pressure on the coals. The reduced reservoir pressure enables the release of the gas within the coal to the wellbore. This results in an increase in the amount of gas production relative to the amount of water production. Dewatering ceases when peak gas production is reached.
      Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production will exceed production expenses and taxes.
      Farm-out agreement. An agreement where the owner of a working interest in a gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease.
      Fracture. A man-made or hydraulic fracture is formed when a fluid is pumped down a well at high pressures for short periods of time causing a split in the rock formation. As part of this technique, sand or other material may also be injected into the formation to keep the channel open. This technique allows gas to move more freely from the rock pores where they are trapped to a producing well that can bring the gas to the surface.
      Horizontal drilling. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation typically yields a well that has the ability to produce higher volumes than a vertical well drilled in the same formation. A horizontal well is designed to replace multiple vertical wells, resulting in lower capital expenditures for draining like acreage and limiting surface disruption.
      Isotherm test. An adsorption isotherm test measures the storage capacity of coal in terms of gas content.
      Logging. The systematic recording of data obtained from the driller’s log and mud log at the surface, and electrical and radioactive logs obtained from instrumentation lowered into and retrieved from the drill hole after drilling.

A-1

      Mcf. One thousand cubic feet of natural gas at standard atmospheric conditions.
      Mcfe. One thousand cubic feet of natural gas equivalent at standard atmospheric conditions, determined using the ratio of one barrel of oil to six Mcf of natural gas.
      MMBtus. One million British thermal units. One British thermal unit is the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
      MMcf. One million cubic feet of natural gas at standard atmospheric conditions.
      Operator. The individual or company responsible to the working interest owners for the exploration, development and production of a natural gas well or lease.
      Permeability. The capacity of a geologic formation to allow water or natural gas to pass through it.
      Productive well. A well that has been completed and is tied into our gas and dewatering system. A productive well may produce only water for a period of time before gas begins to flow through the gas gathering system.
      Proved reserves. The estimated quantities of natural gas that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions. This definition is consistent with Rule 4-10(a)(2) of Regulation S-X of the rules and regulations of the SEC. In reporting proved reserves, we are required to comply with Rule 4-10(a)(2).
      Reserves. The quantity of natural gas that is estimated to be commercially recoverable from specific acreage.
      Reservoir. A porous and permeable underground formation, including a coal seam, containing a natural accumulation of producible natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.
      Royalty interest. An interest in a natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage, but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.
      Undeveloped acreage. Acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas, regardless of whether or not such acreage contains proved reserves.
      Vertical drilling. A hole drilled vertically into the earth from which gas or water flows or is pumped.
      Working interest. An interest in a natural gas lease that gives the owner of the interest the right to drill and produce natural gas on the leased acreage and requires the owner to pay its proportionate share of the costs of drilling and production operations.

A-2

BPI Industries Inc.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders of
BPI Industries Inc.
Solon, Ohio
      We have audited the accompanying consolidated balance sheet of BPI Industries Inc. and Subsidiaries as of July 31, 2005, and the related statements of operations, shareholders’ equity, and cash flows for the fiscal year ended July 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BPI Industries Inc. and Subsidiaries as of July 31, 2004 and 2003 were audited by other auditors whose unqualified opinion dated October 12, 2004, on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern as discussed in Note 1 to the financial statements.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BPI Industries Inc. and Subsidiaries as of July 31, 2005, and the results of its operations and its cash flows for the fiscal year ended July 31, 2005, in conformity with U.S. generally accepted accounting principles.
MEADEN & MOORE, LTD.
Certified Public Accountants
September 21, 2005
Cleveland, Ohio

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of BPI Industries Inc.,
      We have audited the accompanying consolidated balance sheet of BPI Industries Inc. and subsidiaries as of July 31, 2004 and the accompanying consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended July 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BPI Industries Inc. and its subsidiaries as of July 31, 2004, and the results of their operations and their cash flows for the fiscal years ended July 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.
      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise funds via equity financings. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
October 12, 2004

BPI INDUSTRIES INC.
Consolidated Balance Sheets

	July 31

	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$7,251,503	$970,795
Accounts receivable	34,671	—
Marketable securities	—	71,281
Other current assets	23,534	44,926

Total current assets	7,309,708	1,087,002

Property and equipment, at cost:
Oil and gas properties, full cost method of accounting:
Proved, net of accumulated depreciation, depletion and
amortization of $58,523 and $0	10,190,929	—
Unproved	3,149,372	6,772,177

Net oil and gas properties	13,340,301	6,772,177
Other property and equipment, net of accumulated depreciation and amortization of $398,988 and $217,144	1,769,812	447,032

Net property and equipment	15,110,113	7,219,209
Equity investment in joint venture	—	100,500
Investment in Hite Coalbed Methane, L.L.C.	846,766	846,766
Restricted cash	100,000	—
Other non-current assets	161,125	129,500

	$23,527,712	$9,382,977

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$2,144,066	$465,881
Current maturity of long-term notes payable	42,227	21,977
Accrued liabilities and other	31,405	20,393

Total current liabilities	2,217,698	508,251
Long-term notes payable, less current portion	507,595	440,200
Deferred income taxes	—	724,470

Total liabilities	$2,725,293	$1,672,921

Shareholders’ Equity
Common shares, no par value, authorized 100,000,000 shares, 43,912,961 and 28,374,296 issued and outstanding	34,666,022	19,236,780

Additional paid-in capital	4,493,680	1,162,768
Common shares issuable	—	271,440
Accumulated deficit	(18,357,283)	(12,960,932)

Total shareholders’ equity	20,802,419	7,710,056

	$23,527,712	$9,382,977

See notes to consolidated financial statements

BPI Industries Inc.
Consolidated Statements of Operations

	Years Ended July 31

	2005	2004	2003

Revenue
Gas sales	$117,835	$—	$—
Expenses
Lease operating expense	307,178	—	—
Salaries and benefits	894,141	418,701	305,792
Stock-based compensation	3,344,738	193,796	515,286
General and administrative expenses	1,566,242	387,610	215,325
Depreciation, depletion and amortization	260,141	80,417	58,593

	6,372,440	1,080,524	1,094,996

	(6,254,605)	(1,080,524)	(1,094,996)
Other income (expense):
Interest income	123,219	2,008	3,550
Interest expense	(24,820)	(15,165)	(17,772)
Other income	35,385	2,454	—

	133,784	(10,703)	(14,222)

Loss before income taxes	(6,120,821)	(1,091,227)	(1,109,218)
Deferred income tax benefit	724,470	298,111	174,913

Net loss	$(5,396,351)	$(793,116)	$(934,305)

Basic and diluted loss per share	$(0.14)	$(0.03)	$(0.04)

Weighted average common shares outstanding	37,665,019	25,007,327	21,485,381

See notes to consolidated financial statements

BPI Industries Inc.
Consolidated Statements of Shareholders’ Equity

	Common Shares					Total
			Paid-in	Accumulated	Common Stock	Shareholders’
	Shares	Amount	Capital	Deficit	Issuable	Equity

Balance, July 31, 2002	19,283,035	$14,874,211	$439,860	$(11,233,511)	$—	$4,080,560
Proceeds from stock options exercised	150,000	78,900	—	—	—	78,900
Proceeds from warrants exercised	1,065,000	371,549	—	—	—	371,549
Proceeds from shares issued in private placement — November 7, 2002(1)	1,780,717	628,528	—	—	—	628,528
Proceeds from shares issuable in private placement	—	—	—	—	30,579	30,579
Other	—	—	13,826	—	—	13,826
Stock-based compensation	—	—	515,286	—	—	515,286
Net loss	—	—	—	(934,305)	—	(934,305)

Balance, July 31, 2003	22,278,752	15,953,188	968,972	(12,167,816)	30,579	4,784,923
Proceeds from stock options exercised	69,444	43,036	—	—	—	43,036
Proceeds from shares issued in private placement — September 18, 2003	725,000	339,787	—	—	(30,579)	309,208
Proceeds from shares issued in private placement — December 22, 2003(2)	1,975,000	928,259	—	—	—	928,259
Proceeds from shares issued in private placement — April 27, 2004	3,326,100	1,972,510	—	—	—	1,972,510
Proceeds from shares issuable for warrants exercised	—	—	—	—	271,440	271,440
Stock-based compensation	—	—	193,796	—	—	193,796
Net loss	—	—	—	(793,116)	—	(793,116)

Balance, July 31, 2004	28,374,296	19,236,780	1,162,768	(12,960,932)	271,440	7,710,056
Proceeds from stock options exercised	2,254,333	1,617,005	—	—	—	1,617,005
Proceeds from warrants exercised	2,861,342	1,714,882	—	—	(271,440)	1,443,442
Proceeds from shares issued in private placement — December 29, 2004(3)	2,400,000	2,793,854	—	—	—	2,793,854
Proceeds from shares issued in private placement — December 30, 2004(4)	4,032,000	4,693,675	—	—	—	4,693,675
Proceeds from shares issued in private placement — January 6, 2005(5)	3,723,200	4,334,199	—	—	—	4,334,199
Proceeds from shares issued in private placement — January 12, 2005(6)	216,800	252,378	—	—	—	252,378
Bonus shares	50,990	23,249	—	—	—	23,249
Stock-based compensation	—	—	3,344,738	—	—	3,344,738
Other	—	—	(13,826)	—	—	(13,826)
Net loss	—	—	—	(5,396,351)	—	(5,396,351)

Balance, July 31, 2005	43,912,961	$34,666,022	$4,493,680	$(18,357,283)	$—	$20,802,419

(1)	net of share issue costs of $59,220

(2)	net of share issue costs of $18,730

(3)	net of share issue costs of $206,146

(4)	net of share issue costs of $346,325

(5)	net of share issue costs of $319,801

(6)	net of share issue costs of $18,622
See notes to consolidated financial statements

BPI Industries Inc.
Consolidated Statements of Cash Flows

	Years Ended July 31

	2005	2004	2003

Cash Provided by (Used in):
Operating Activities
Net loss	$(5,396,351)	$(793,116)	$(934,305)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	260,141	80,417	58,593
Stock-based compensation expense	3,344,738	193,796	515,286
Gain on sale of marketable securities	(42,276)	(2,454)	—
Loss on disposal of property and equipment	16,415	—	—
Deferred income tax benefit	(724,470)	(298,111)	(174,913)
Other	20,339	(564)	20,417
Changes in assets and liabilities:
Accounts receivable	(34,671)	—	—
Other current assets	21,392	(26,909)	(14,035)
Other non-current assets	(31,625)	(88,000)	(41,500)
Accounts payable	1,678,185	323,381	(138,876)
Accrued liabilities and other	11,012	20,393	—

Net cash used in operating activities	(877,171)	(591,167)	(709,333)
Investing Activities
Proceeds from sale of marketable securities	113,557	5,407	—
Business acquisition, net of cash acquired	(857,638)	—	—
Additions to oil and gas properties	(5,629,953)	(1,729,411)	(78,522)
Additions to other property and equipment	(1,383,208)	(191,794)	(24,972)
Acquisition of equity interest in joint venture	(78,112)	(100,500)	—
Investment in Hite Coalbed Methane, L.L.C.	—	(86,766)	(340,097)
Increase in restricted cash	(100,000)	—	—

Net cash used in investing activities	(7,935,354)	(2,103,064)	(443,591)
Financing Activities:
Payments on long-term notes payable	(41,320)	(26,014)	—
Net proceeds from issuance of common shares	15,134,553	3,524,453	1,109,556

Net cash provided by financing activities	15,093,233	3,498,439	1,109,556

Net increase (decrease) in cash and cash equivalents	6,280,708	804,208	(43,368)
Cash and cash equivalents at the beginning of the year	970,795	166,587	209,955

Cash and cash equivalents at the end of the year	$7,251,503	$970,795	$166,587

Supplementary cash flow information:
Interest paid	$11,540	$2,425	$15,967
Non-cash investing and financing activities:
Acquisition of equipment by issuance of notes payable	$118,049	$105,847	$—

BPI Industries Inc.
Notes to Consolidated Financial Statements
July 31, 2005, 2004 and 2003

1.	Summary of Significant Accounting Policies

Basis of Presentation and Going Concern
      The Company is incorporated in British Columbia, Canada and is involved in the acquisition, exploration and development of coalbed methane properties located in the United States of America. The Company conducts its operations in one reportable segment, which is oil and gas exploration and production.
      These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the Company’s ability to realize its assets and discharge its liabilities in the normal course of business; however, the occurrence of significant losses to date raises doubt upon the validity of this assumption. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to sell the properties or to develop profitable operations, to finance their exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.
      The Company has experienced significant losses over the past five years, including $5,396,351 in the current year, and has an accumulated deficit of $18,357,283 at July 31, 2005. The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve and maintain profitable operations. As disclosed in Note 16, the Company has obtained approximately $28 million in net cash proceeds from the issuance of its common stock in September 2005 to fund its operations.
      The Company has financed its activities primarily from the proceeds of various share issues. As a result of the Company being in the early stages of operations, the recoverability of assets on the balance sheet will be dependent on the Company’s ability to obtain additional financing and to attain a level of profitable operations from the existing facilities production and/or the disposition thereof.

Use of Estimates
      The preparation of these consolidated financial statements requires the use of certain estimates by management in determining the Company’s assets, liabilities, revenues and expenses. Actual results could differ from such estimates. Depreciation, depletion and amortization of oil and gas properties and the impairment of oil and gas properties are determined using estimates of oil and gas reserves. There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose of and restore the Company’s properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. Proved reserves of oil and natural gas are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions.

Revenue Recognition
      All revenue from gas sales is recognized after the gas is produced and delivery takes place. The Company currently sells all of its gas to one gas marketing company, Atmos Energy Marketing, LLC.

Investments in Unconsolidated Entities
      The equity method of accounting is used to account for investments in and earnings or losses of affiliates that it does not control, but over which it does exert significant influence. The cost method of accounting is used for all other non-controlled investments. The Company uses the cost method to account for its indirect interest in the Jericho Project through its 49% interest in Hite Coalbed Methane, L.L.C. (“HCM”), as the

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
Company does not exert significant influence over HCM. The Company considers whether the fair values of any of its investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary, a write-down would be recorded to estimated fair value.

Translation of Foreign Currency
      The Company’s Canadian operations were limited to its headquarters office in Vancouver, British Columbia until March 2005 when the Company moved its headquarters to Solon, Ohio. The Company maintains a registered records office in Vancouver, British Columbia and incurs expenses in Canada related to investor relations and regulatory matters in conjunction with its listing on the TSX Venture Exchange.
      Amounts shown in the financial statements and footnotes are in U.S. dollars unless otherwise noted. The Company’s functional currency is U.S. Dollars.

Principles of Consolidation
      These consolidated financial statements include the accounts of the Company and its subsidiaries: Methane Management Inc. (100%), BPI Industries (USA), Inc. (100%), and Illinois Mine Gas, L.L.C. (100% – from acquisition date of March 3, 2005). The Company has presented these financial statements in accordance with U.S. generally accepted accounting principles (GAAP). All inter-company transactions and balances have been eliminated upon consolidation.

Cash and Cash Equivalents
      Cash and cash equivalents consist of highly liquid investments with a maturity date of three months or less when purchased and are carried at cost, which approximates fair value.

Accounts Receivable
      Accounts receivable represents the amount due from Atmos Energy Marketing, LLC as of July 31, 2005 for July gas sales. Management regularly reviews accounts receivable to determine whether amounts are collectible and records a valuation allowance to reflect management’s best estimate of any amount that may not be collectible. At July 31, 2005, the Company has determined that no allowance for uncollectible receivables is necessary.

Fair Value of Financial Instruments
      The carrying amount reported in the balance sheet for cash, accounts receivable, accounts payable, and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments.
      The carrying amount of long-term notes payable approximates fair value based on current rates available to the Company for instruments of the same remaining terms and maturities.

Oil and Gas Properties
      The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis (currently the Company has one cost center, the United States). Such costs include lease acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
expenses directly related to these activities. Internal costs associated with oil and gas activities that are not directly attributable to acquisition, exploration or development activities are expensed as incurred.
      Unevaluated oil and gas properties and major development projects are excluded from amortization until a determination of whether proved reserves can be assigned to the properties or impairment occurs. Unevaluated properties are assessed at least annually to ascertain whether an impairment has occurred. Sales or dispositions of properties are credited to their respective cost centers and a gain or loss is recognized when all the properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves attributable to the cost center.
      Capitalized costs of proved oil and gas properties, including estimated future costs to develop the reserves and estimated abandonment cost, net of salvage, are amortized on the units-of-production method using estimates of proved reserves.
      A ceiling test is applied to each cost center by comparing the net capitalized costs, less related deferred income taxes, to the estimated future net revenues from production of proved reserves, discounted at 10%, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off in the current year. The calculation of future net revenues is based upon prices, costs and regulations in effect at each year end.
      In general, the Company determines if a property is impaired if one or more of the following conditions exist:

i) there are no firm plans for further drilling on the unproved property;

ii) negative results were obtained from studies of the unproved property;

iii) negative results were obtained from studies conducted in the vicinity of the unproved property;

iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.
      No impairment existed as of July 31, 2005 and 2004.

Impact of Recently Issued Accounting Pronouncements
      The Securities and Exchange Commission has issued Staff Accounting Bulletin (SAB) No. 106 regarding the application of SFAS 143, “Accounting for Asset Retirement Obligations,” on oil and gas producing entities that use the full cost accounting method. It states that the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet should be excluded from the present value of estimated future net cash flows used for the full cost ceiling test calculation. SAB No. 106 currently has no effect on the Company’s financial statements.

Other Property and Equipment
      Property and equipment are stated at cost. Gas collection equipment is depreciated on the units-of-production method based on proved developed reserves. Support equipment and other property and equipment

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Major classes of property and equipment consisted of the following at July 31:

	2005	2004

Other Property and Equipment:
Gas collection equipment	$1,332,012	$106,899
Support equipment	760,467	501,418
Other	76,321	55,859
Less: Accumulated depreciation and amortization	(398,988)	(217,144)

	$1,769,812	$447,032

Asset Retirement Obligations
      The Company follows Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. The Company has assessed its asset retirement obligation as of July 31, 2005 and has currently deemed it to be immaterial.

Accounting for Long-Lived Assets
      The Company follows Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS” No. 144”). Under SFAS No. 144, all long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is recognized when the carrying value of a long-lived asset is not recoverable and exceeds its fair value.
     Income Taxes
      Income taxes are accounted for under the asset and liability method that requires deferred income taxes to reflect the future tax consequences attributable to differences between the tax and financial reporting bases of assets and liabilities. Deferred tax assets and liabilities recognized are based on the tax rates in effect in the year in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management based on available evidence, it is more likely than not that some or all of any net deferred tax assets will not be realized.
     Stock-Based Compensation and Other Stock-Based Payments
      The Company has a stock-based compensation plan (the “Plan”) under which stock options are issued to directors, officers, employees and consultants as determined by the Board of Directors and subject to the provisions of the Plan. The Company recognizes the compensation expense under the Plan in accordance with the Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation,” which requires the recognition of expense for stock-based compensation on their fair value on the measurement date. The Plan permits options to be issued with exercise prices at a discount to the market price of the Company’s common stock on the day prior to the date of grant. However, the majority of all stock options

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
issued under the Plan were issued with exercise prices equal to the quoted market price of the stock on the date of grant.
      Options granted under the Plan are exercisable over a period not exceeding five years. The maximum number of shares that may be reserved for issuance under the Plan is a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant. The Company had 4,227,279 options outstanding at July 31, 2005 and an additional 164,017 options available for issuance under the Plan.
     Loss Per Share
      Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted loss per share is not disclosed as it is anti-dilutive. Outstanding options and warrants that were excluded from the computation of diluted loss per share, as the effect of their assumed exercises would be anti-dilutive, totaled 15,786,491, 10,427,910 and 5,010,275 at July 31, 2005, 2004 and 2003, respectively.
     Reclassifications
      Certain items included in prior years’ consolidated financial statements have been reclassified to conform to current year presentation.

2.	Marketable Securities
      The Company sold its remaining 432,000 shares of Pyng Technologies Corp. (“Pyng”), a TSX Venture listed public company, during the fiscal year ended July 31, 2005 and recognized a gain on the sale in the amount of $42,276. The gain is included within other income in the statement of operations. The Company considered these shares of Pyng to be trading securities and recorded unrealized holding gains and losses directly to earnings. The unrealized holding gains and losses were not material for the fiscal years ended July 31, 2005, 2004 and 2003.

3.	Purchase of Illinois Mine Gas, L.L.C.
      On March 3, 2005, the Company purchased the remaining interest in Illinois Mine Gas, L.L.C. (“IMG”), a 50% Joint Venture with Vessels Coal Gas, Inc. (“Vessels”) the Company’s original 50% interest in which was acquired in the fiscal year ended July 31, 2004. IMG was created to explore and develop abandoned mine works in the Illinois Basin for the extraction and sale of methane gas. The Company previously accounted for its 50% investment in IMG under the equity method of accounting. The Company’s share of the net earnings of IMG in the fiscal years ended July 31, 2005 and 2004 was not material.
      The acquisition was made pursuant to a clause in the J.V. Agreement which grants the Company the option to purchase the remaining interest prior to June 30, 2005 at a stipulated priced computed based on a predetermined internal rate of return to Vessels on its capital contributions. The aggregate purchase price of $899,681 in cash, less cash received in the amount of $42,043, was assigned entirely to IMG’s coal mine methane properties. IMG has not yet commenced operations and thus has not recorded any revenue since its inception. In addition, the Company’s share of IMG’s expenses were not material.

4.	Investment in Hite Coalbed Methane, L.L.C.
      The Company indirectly has an interest in the Jericho Project (“Jericho”), based on its 49% interest in Hite Coalbed Methane, L.L.C. (“HCM”). HCM has a 45% interest in Pulse Energy, L.L.C. (“Pulse”),

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
which in turn has an interest in Jericho. Pulse’s interest in Jericho currently entitles Pulse to receive 20% of any distributions made by Jericho. This interest can increase to 50% if Jericho’s cumulative distributions exceed $5,000,000. The Company made total cash contributions of $454,766 and issued a convertible note with a face value of $392,000 maturing on June 10, 2008 to acquire this interest (see Note 6). The investment in HCM is accounted for by the cost method and is included as an acquisition cost of the Jericho Project. Jericho obtained a $2 million line of credit to finance development of this project. The President of the Company personally guaranteed BPI’s portion of the line of credit and was subsequently issued 50,990 shares of the Company as consideration.

5.	Restricted Cash
      The Company negotiated an agreement (“Agreement”) with one of the surface rights owners of its Delta Project to ensure the Company’s access to its wells and gas gathering systems. As part of the Agreement, the Company deposited $100,000 in a trust account to serve as a performance bond to ensure the Company performs its obligations under the terms of the Agreement. The Company has recorded this amount as a non-current asset at July 31, 2005.

6.	Long-Term Notes Payable
      The Company has outstanding notes payable as follows:

	July 31

	2005	2004

Case Credit term note due in fiscal year 2006, 6.50%	$32,833	$49,163
GMAC term notes due in fiscal year 2009, 6.50%	26,633	31,930
GMAC term notes due in fiscal year 2010, 6.1% to 6.50%	98,356	—
Convertible note due in fiscal year 2008, 3.25%	392,000	381,084

	549,822	462,177
Less current maturities	42,227	21,977

Long-term notes payable	$507,595	$440,200

      The Case Credit and GMAC notes are collateralized by the related vehicles and equipment. The convertible note payable outstanding was issued in June 2003 with a face value of $392,000 and maturing on June 10, 2008, bearing interest at 3.25%. The note is convertible at the option of the holder, prior to June 10, 2008, into 390,537 common shares of the Company.
      The annual maturities of all notes for the five fiscal years subsequent to July 31, 2005 are as follows:

	Principal	Interest	Total

2006	$42,227	$8,654	$50,881
2007	41,712	5,995	47,707
2008	419,981	67,555	487,536
2009	29,766	2,070	31,836
2010	16,136	1,702	17,838

	$549,822	$85,976	$635,798

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Income Taxes
      The income tax benefit consists of the following:

	Year Ended July 31

	2005	2004	2003

Current	$—	$—	$—
Deferred:
Canadian	—	—	—
United States	(581,582)	(239,314)	(140,415)
U.S. state taxes	(142,888)	(58,797)	(34,498)

Total deferred income taxes	(724,470)	(298,111)	(174,913)

Total income tax benefit	$(724,470)	$(298,111)	$(174,913)

      A reconciliation of income tax computed at the statutory Canadian Tax Rate and the Company’s effective rate is as follows:

	Year Ended July 31

	2005	2004	2003

Statutory Canadian income tax rate	(36.00)%	(36.00)%	(36.00)%
Non-deductible stock compensation	21.09%	6.39%	16.72%
Current year Canadian loss with no tax benefit	2.32%	6.14%	2.83%
Net increase in deductible temporary differences due to foreign currency conversion and expired losses	(5.38)%	(4.47)%	(15.26)%
Increase (decrease) in valuation allowance	7.32%	2.57%	17.31%
Other	(1.19)%	(1.95)%	(1.37)%

Effective income tax rate	(11.84)%	(27.32)%	(15.77)%

      The components of the net deferred tax liability at July 31, 2005 and 2004 are shown below:

	July 31, 2005

	United States	Canada	Total

Deferred tax assets:
Net operating loss carryforwards	$4,130,549	$643,332	$4,773,881
Resource related allowances	—	1,705,249	1,705,249
Investments and advances to subsidiaries	—	375,215	375,215

Total non-current deferred tax asset	4,130,549	2,723,796	6,854,345
Valuation allowance	(261,405)	(2,640,396)	(2,901,801)

Net deferred tax assets	3,869,144	83,400	3,952,544

Deferred tax liabilities:
Net property plant and equipment	(3,869,144)	(83,400)	(3,952,544)

Total non-current deferred tax liability	(3,869,144)	(83,400)	(3,952,544)

Net deferred tax liability	$—	$—	$—

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)

	July 31, 2004

	United States	Canada	Total

Deferred tax assets:
Net operating loss carryforwards	$1,497,594	$602,531	$2,100,125
Resource related allowances	—	1,573,717	1,573,717
Investments and advances to subsidiaries	—	345,543	345,543

Total non-current deferred tax asset	1,497,594	2,521,791	4,019,385
Valuation allowance	—	(2,425,233)	(2,425,233)

Net deferred tax assets	1,497,594	96,558	1,594,152

Deferred tax liabilities:
Net property plant and equipment	(2,222,064)	(96,558)	(2,318,622)

Total non-current deferred tax liability	(2,222,064)	(96,558)	(2,318,622)

Net deferred tax liability	$(724,470)	$—	$(724,470)

      The Company considers the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when it is determined that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are: (1) the nature, amount and expected timing of reversal of taxable temporary differences, and (2) opportunities to implement tax plans that affect whether tax assets can be realized.
      Currently the Company has two brother-sister operating subsidiaries in the United States. The deferred tax liability of one is being used to justify not recording a valuation allowance on the deferred tax assets of the other. The Company plans to restructure the U.S. group to avail itself of the ability to file a consolidated return. This will allow the Company to offset any tax liability arising as a result of reversing deferred tax liabilities of one subsidiary with net operating loss carryforwards (deferred tax assets) of the other. There are no adverse consequences to this planned restructuring. A valuation allowance of $261,405 has been recorded during the current fiscal year to reduce the amount of the U.S. deferred tax assets to an amount equal to the recorded deferred tax liabilities. An increase in the valuation allowance of $215,163 has been recorded in the current fiscal year to offset the deferred tax assets in Canada. Historically, the Company has had no income generating operations in Canada and any future income is too uncertain to justify not recording a valuation allowance.
      The Company’s Net Operating Loss Carryforward at July 31, 2005 expires as follows:

	Year Ended July 31

	2006	2007	2008	2009	2010 and Later	Total

Canadian	$338,308	$292,245	$46,297	$442,034	$668,151	$1,787,035
United States	—	—	—	—	10,591,151	10,591,151

	$338,308	$292,245	$46,297	$442,034	$11,259,302	$12,378,186

      At July 31, 2005 the Company also has $4,736,802 of Canadian Resource Related Deductions that have no expiration date.

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
8.     Shareholders’ Equity
      Common shares — The Company has authorized 100,000,000 shares without par value for which 43,912,961 and 28,374,296 were issued and outstanding as of July 31, 2005 and 2004, respectively.
      Additional paid-in capital — Amounts recorded of $4,493,690 and $1,162,768 at July 31, 2005 and 2004, respectively, represent the cumulative amounts charged to stock-based compensation expense as of each fiscal year-end.
      Common stock issuable — Amount recorded of $271,440 at July 31, 2004 represents proceeds received in advance of the exercise of warrants to purchase common shares.
      In January 2005, the Company issued 10,372,000 shares at $1.25 per share with 5,186,000 share purchase warrants exercisable at $1.50 for a period of two years (“Investor Warrants”). The Company’s agent received a commission of 5% and 1,037,200 broker warrants exercisable at $1.25 for a period of two years (Agent Warrants”). The shares and warrants, when issued, were restricted under the U.S. Securities Act, and the Company is required to register the resale of the shares and the shares underlying the warrants with the Securities and Exchange Commission. Upon registration of the shares underlying the warrants and the delisting of such shares from the TSX Venture Exchange, the Investor Warrants will be extended to be exercisable for two years after such delisting and the Agent warrants will be extended to be exercisable for five years after the closing of the share placement.
      Share purchase warrants outstanding at July 31, 2005 are as follows:

Number	Exercise
Outstanding	Price		Expiry Date

644,375	CAD $	0.80	September 19, 2005
1,000,000	CAD $	0.80	December 10, 2005
3,301,100	CAD $	1.00	April 29, 2006
1,037,200	USD $	1.25	January 15, 2007
5,186,000	USD $	1.50	January 15, 2007

11,168,675

9.	Commitments and Contingencies
      The Company has operating lease commitments expiring at various dates. Such leases generally contain renewal options. At July 31, 2005, future minimum lease payments under non-cancelable operating leases are as follows:

2006	$128,483
2007	107,409
2008	20,562
2009	7,019
2010	7,300
Thereafter	144,870

$415,643

      The leases are principally for office space and gas collection equipment. Rental payments for all operating leases amounted to approximately $128,000 during the fiscal year ended July 31, 2005.

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
      Certain of the Company’s mineral leases and farm-out agreements are subject to annual minimum royalty payments required to hold the mineral leases and farm-out agreements. Although the Company is not obligated to make these payments under existing mineral leases and farm-out agreements, these payments are required to maintain individual leases/farm-out agreements after the expiration of the initial terms of the lease/farm-out agreements. The mineral leases/farm-out agreements in existence as of July 31, 2005 expire at various dates beginning in April 2006. If the Company were to pay the total minimum royalty payments due under all mineral leases/farm-out agreements in existence as of July 31, 2005, the amount would initially total approximately $702,000 annually and could increase to as much as $831,000 annually.

10.	Concentrations
      Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, which are held at one large high quality financial institution. The Company periodically evaluates the credit worthiness of the financial institution. The Company has not incurred any credit risk losses related to its cash and cash equivalents.
      We utilize a limited number of drilling contractors to perform all of the drilling on our projects. We maintain a limited number of supervisory and field personnel to oversee drilling and production operations. Our plans to drill additional wells are determined in large part by the anticipated availability of acceptable drilling equipment and crews. We do not currently have any contractual commitments that ensure we will have adequate drilling equipment or crews to achieve our drilling plans. We believe that we can secure the necessary commitments from drilling companies as required. However, we can provide no assurance that our expectations regarding the availability of drilling equipment and crews from these companies will be met. A significant delay in securing the necessary drilling equipment and crews could cause a delay in production and sales, which would affect operating results adversely.

11.	Stock-Based Compensation
      The table below summarizes stock options activity for the three years ended July 31, 2005. Stock options are granted with exercise prices denominated in Canadian Dollars. U.S. Dollar amounts shown in the table below were derived using published exchange rates on the date of the transaction for grants, cancellations, exercises and expirations and at year-end exchange rates for options outstanding as of July 31, 2002, 2003, 2004 and 2005.

		Weighted-Average
		Exercise Price
	Number of
	Options	CAD$	USD$

Outstanding at July 31, 2002	1,555,000	$1.08	$0.69
Granted — exercise price less than market price of stock on date of grant	650,000	0.56	0.38
Granted — exercise price exceeds market price of stock on date of grant	900,000	0.90	0.63
Cancelled	(800,000)	1.20	0.84
Exercised/expired	(480,000)	0.82	0.57

Outstanding at July 31, 2003	1,825,000	0.81	0.58
Granted — exercise price less than market price of stock on date of grant	475,000	0.65	0.49
Exercised/expired	(69,444)	0.82	0.62

Outstanding at July 31, 2004	2,230,556	0.78	0.59

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)

		Weighted-Average
		Exercise Price
	Number of
	Options	CAD$	USD$

Granted — exercise price equals market price of stock on date of grant	3,423,278	2.04	1.64
Granted — exercise price less than market price of stock on date of grant	852,778	1.19	0.96
Cancelled	(25,000)	1.20	0.98
Exercised/expired	(2,254,333)	0.87	0.72

Outstanding at July 31, 2005	4,227,279	$1.82	$1.49

      The Company recorded stock-based compensation expense of $3,344,738, $193,796 and $515,286 in fiscal years ended July 31, 2005, 2004 and 2003, respectively. The fair value of stock options granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended July 31,

	2005	2004	2003

Risk-free interest rate	3.0-3.7%	4.1%	4.0-4.3%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	69-81%	105%	109%
Expected option life	3 years	5 years	5 years
      The weighted average fair value per option at the date of the grant for options granted in fiscal years ended July 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003

Exercise price equals market price of stock on date of grant	$0.81	$—	$—
Exercise price is less than market price of stock on date of grant	0.66	0.41	0.34
Exercise price exceeds market price of stock on date of grant	—	—	0.33

Total grants	$0.78	$0.55	$0.33

      Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
      The following table summarizes information about options outstanding as of July 31, 2005:

Exercise Price	Number	Remaining
CAD$	Outstanding	Life (Years)	Expiry Date

$0.65	350,000	3.3	November 3, 2008
0.90	143,334	1.4	January 10, 2007
0.90	100,000	1.7	April 10, 2007
0.90	20,000	4.1	September 22, 2009
1.19	341,667	4.3	November 29, 2009
1.20	50,000	1.4	January 10, 2007
1.49	755,666	4.3	November 29, 2009
2.19	911,000	4.5	March 27, 2010
2.19	300,000	—	August 12, 2005
2.36	115,000	4.7	May 23, 2010
2.40	1,140,612	4.3	January 20, 2010

$1.82	4,227,279	3.9

12.	Other Income (Expense), Net
      Other income (expense), net consisted of the following for the fiscal years ended July 31, 2005, 2004, and 2003, respectively:

	2005	2004	2003

Gain on sale of marketable securities	$42,276	$2,454	$—
Loss on disposal of property and equipment	(16,415)	—	—
Distribution from Hite Coalbed Methane, L.L.C.	6,615	—	—
Other	2,909	—	—

	$35,385	$2,454	$—

13.	Oil and Gas Properties
      The Company’s oil and gas properties are all located in the United States of America and consist solely of its coalbed methane projects in the Illinois Basin. Following is a discussion of each of the Company’s coalbed methane projects.
Delta Project
      On April 3, 2001, the Company acquired a 50% interest in a mineral lease on 43,000 acres of property in Williamson, Saline and Franklin Counties in the State of Illinois. On August 1, 2001, the Company acquired all the issued shares of Methane Management, Inc. (“MMI”), a private Ohio company that owned the other 50% interest in the mineral lease, through the issuance of 1,025,000 common shares of the Company.
      The lease is subject to a 15% royalty and two overriding royalty interests of 3% and 4%, both of which are calculated on 43.35% of gross revenues. The lease expires in April 2006. After the initial term of the agreement, the Company can continue to hold the lease through the production of coalbed methane. For each well that continues to produce coalbed methane after the initial term of the agreement, providing a royalty payment to the lessor of the least $1.00 per acre per month, the lease will continue as to the 320 acres on

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
which the well is located, with the applicable well located in the center thereof, or, if the well is drilled into an abandoned mine works, the entire acreage of the mineworks that is drained by the applicable well. However, if at any time after the initial term of the lease the aggregate royalties do not exceed $42,000 per month, the lease will terminate.
Montgomery Project

Montgomery County
      On October 10, 2002, the Company acquired an option to purchase a mineral lease for rights to coalbed methane gas, oil, natural gas and other hydrocarbons other than coal on approximately 121,000 acres in Montgomery County in the State of Illinois. The original option expired on July 14, 2004 but was extended for an additional 540 days. The lease, upon exercise of the option, has a primary term of five years, with production holding the lease thereafter, and is subject to a 12.5% royalty.

Christian County
      On January 20, 2004, the Company acquired an option to purchase a mineral lease for rights to coalbed methane gas, oil, natural gas and other hydrocarbons other than coal on approximately 14,000 acres in Christian County in the State of Illinois. The option expires January 20, 2007. The lease, upon exercise of the option, has a primary term of five years, with production holding the lease thereafter, and is subject to a 12.5% royalty.
Shelby County
      On November 12, 2003, the Company acquired a mineral lease on approximately 63,000 acres of property in Shelby County in the State of Illinois. The lease grants the Company the mineral rights to coalbed methane gas, oil, natural gas and other hydrocarbons other than coal. The lease has a primary term of five years, with production holding the lease thereafter.
      The lease is subject to a 12.5% royalty and requires the Company to commence operations for the exploration of minerals on the leased property within one year of the date of the lease or be subject to an advanced royalty payment of $0.50 per acre to defer commencement of such operations for an additional year.
      Also included in the Montgomery Project is 41,253 acres of coalbed methane rights in Macoupin County, Illinois, which the Company can earn under a farm-out agreement with Addington Exploration, LLC, as described below.
Clinton/Washington Project
Clinton County
      On November 3, 2003, the Company acquired an option to purchase a mineral lease for rights to coalbed methane gas, oil, natural gas and other hydrocarbons other than coal on approximately 56,000 acres in Clinton County in the State of Illinois. The option expires November 3, 2005. The lease, upon exercise of the option, has a primary term of five years, with production holding the lease thereafter, and is subject to a 12.5% royalty.
Washington County
      On September 9, 2003, the Company acquired an option to purchase a mineral lease for rights to coalbed methane gas, oil, natural gas and other hydrocarbons other than coal on approximately 39,000 acres in Washington County in the State of Illinois. The option expires September 9, 2006. The lease, upon exercise of

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
the option, has a primary term of five years, with production holding the lease thereafter, and is subject to a 12.5% royalty.
Marion County
      On June 8, 2004, the Company acquired an option to purchase a mineral lease for rights to coalbed methane gas, oil, natural gas and other hydrocarbons other than coal on approximately 18,000 acres in Marion County in the State of Illinois.
      The option expires June 8, 2007. The lease, upon exercise of the option, has a primary term of five years, with production holding the lease thereafter, and is subject to a 12.5% royalty.
      Also included in the Clinton/ Washington Project is 22,997 acres in Perry County, Illinois, which the Company can earn under a farm-out agreement with Addington Exploration, LLC, as described below.
      As of July 31, 2005, the Company has not yet undertaken any testing or development activities on the Clinton/ Washington Project.
Farm-out Agreement with Addington Exploration, LLC
      On November 2, 2004, the Company entered into a farm-out agreement with Addington Exploration, LLC covering 41,253 acres of coalbed methane rights in Macoupin County, Illinois and 22,997 acres in Perry County, Illinois that Addington controls pursuant to coal seam gas leases. The farm-out agreement provides for an initial 36-month evaluation period, during which the Company may test and evaluate the covered properties. The 36-month evaluation period can be extended by the Company on unearned acreage through the payment of a fee equal to $0.50 per acre, increasing over five years to $2.50 per acre. The Company has up to 24 months following this 36-month evaluation period to commence production. For each vertical and horizontal well that the Company places into production during the term of the agreement, Addington will assign to the Company its coalbed methane rights covering the surrounding 160 acres penetrated by one of the Company’s wells.
      The Company is required to pay Addington a royalty equal to 3% of its proceeds from the sale of coalbed methane produced from the covered acreage. In addition, the Company must pay royalties totaling 12.5% to the lessors under the coal seam gas leases underlying this farm-out agreement.
Costs Incurred in Oil and Gas Exploration and Development Activities
      Costs related to oil and gas activities of the Company were incurred as follows for the fiscal years ended July 31:

	2005	2004	2003

Property acquisition — proved	$—	$—	$—
Property acquisition — unproved	341,634	2,664	2,896
Exploration	743,991	1,778,517	75,626
Development	5,541,022	—	—

	$6,626,647	$1,781,181	$78,522

      Prior to fiscal year 2005, the Company’s properties were all considered unproved and all costs to drill and equip wells and gain access to and prepare well locations for drilling were classified as exploration costs.

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
      The following table sets forth a summary of oil and gas property costs not being amortized at July 31, 2005, by the year in which such costs were incurred:

					2002
	Total	2005	2004	2003	and Prior

Property acquisition costs	$2,404,887	$341,634	$2,664	$2,896	$2,057,693
Exploration and development, net of transfers to proved oil and gas properties	744,485	742,005	2,480	—	—

	$3,149,372	$1,083,639	$5,144	$2,896	$2,057,693

      No interest has been capitalized and included in the cost of unproved properties as of July 31, 2002 or in the fiscal years ended July 31, 2005, 2004 and 2003, as such amounts were not material. The Company expects to include the costs associated with unproved properties in its amortization computation over the next two to four years when future development of the projects is expected to result in additional reserves being classified as proved. Depletion expense related to proved oil and gas properties was $58,523, $0, and $0 or $1.72/Mcf, $0/Mcf, and $0/Mcf in the fiscal years ended July 31, 2005, 2004 and 2003, respectively.

14.	Related Party Transaction
      The Company enters into various transactions with related parties in the normal course of business operations.
      Randy Oestreich, the Company’s Vice President of Field Operations, owns and operates A-Strike Consulting, a consulting company that provides, among other things, laboratory testing related to coalbed methane. Beginning in fiscal year ended July 31, 2005, the Company owns and maintains a lab testing facility and allows A-Strike Consulting to operate the facility. The Company pays all expenses related to the facility and, in return, receives 80% of the revenue generated from the operations of the facility as reimbursement of the Company’s expenses. During the fiscal year ended July 31, 2005, the Company received approximately $59,000 in expense reimbursement related to this arrangement.
      Mr. Oestreich’s brother owns Dependable Service Company, a company that provides general labor services to the Company. The Company paid Dependable Services Company $147,000 and $16,000 in fiscal years ended July 31, 2005 and 2004, respectively.
      The President of the Company personally guaranteed the Company’s portion of the line of credit in the Jericho Project and was subsequently issued 50,990 shares of the Company as consideration during the fiscal year ended July 31, 2005.

15.	Technical Services Agreement
      On March 31, 2005, the Company signed a Technical Services Agreement (“TSA”) with BHP Petroleum (Exploration) Inc., a wholly owned subsidiary of BHP Billiton, (“BHP”) to provide technical services related to BHP’s techniques and know-how in the areas of drilling and completion of in-seam coalbed methane wells as well as methane recovery from coal mining operations. These techniques and know-how will be utilized on the Company’s projects in the Illinois Basin.
      During the term of the TSA, any extension of the term and the six-month period after the expiration of the term, none of BHP or any of its affiliates may enter into any agreement to provide technical assistance to a coalbed methane operator within the Illinois Basin or acquire a direct or indirect interest in any coalbed methane assets located in the Illinois Basin without our prior consent. However, BHP can terminate the TSA and these exclusivity restrictions if it acquires an equity interest in any company that holds mineral rights in

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
the Illinois Basin, so long as such mineral rights do not constitute a majority of the economic value of the subject company.
      In connection with the TSA, we have granted BHP a right of first refusal to acquire us. Before we can extend or accept an offer for any third party to acquire a majority of our stock or assets, we must permit BHP to acquire the same stock or assets on the terms proposed to be extended to or accepted from the third party. The right of first refusal expires on September 30, 2006.
      In consideration for BHP entering into the TSA, we agreed to issue BHP 4.0 million stock appreciation rights. The stock appreciation rights, which may be exercised by BHP only in connection with its acquisition of us, will have a value equal to the number of stock appreciation rights multiplied by the excess of the market price of our common stock on the date of exercise over CAD$2.18/share (the market price on March 31, 2005 as reported by the TSX Venture Exchange). BHP may exercise the stock appreciation rights only during the term of the TSA, any extension of the term and the six-month period after the expiration of the term. In connection with the exercise of the stock appreciation rights, BHP may elect to convert the rights into cash or a credit against the consideration payable by BHP in connection with its acquisition of us. The stock appreciation rights will terminate if BHP materially breaches the TSA or we are sold to a third party or a majority of our stock or assets is acquired by a third party. We are required to issue BHP an additional 2.0 million stock appreciation rights upon the commencement of the first six-month extension of the term of the TSA.
      The term of the TSA extends until September 30, 2006, and BHP may elect to extend the term of the agreement for additional six-month periods. BHP may terminate the agreement at any time upon 90 days notice to us, and we may terminate the agreement if BHP materially breaches the agreement. If BHP elects to terminate the agreement, its stock appreciation rights and right of first refusal will immediately expire. The agreement terminates if we are sold to a third party or a majority of our stock or assets is acquired by a third party.
      The Company has accounted for the stock appreciation rights granted to BHP in accordance with Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under SFAS No. 123, all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, by recording an increase in “oil and gas properties — unproved” and recognizing an accrued liability for a corresponding amount. The Company has estimated the value of the stock appreciation rights granted to BHP to be $18,000 based on the estimated fair value of technical services to be received by the Company from BHP, because the fair value of such services was more readily determinable than the fair value of the stock appreciation rights.
      The Company’s policy is to reassess the amount of liability associated with this TSA in each reporting period by first determining whether the fair value of the stock appreciation rights is more readily determinable than the fair market value of the technical services received by the Company from BHP. In reassessing the fair value of the technical services received, the reassessment is based on the services currently being provided by BHP, as well as any additional services the Company anticipates BHP will provide over the remaining term of the TSA. After determining which amount is more readily determinable, the Company’s policy is to record an additional liability for any increase in the estimated amount of the future liability over the liability previously recorded.

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)

16.	Subsequent Event
      In September 2005, the Company sold 18,000,000 shares of common stock in a private placement to five institutional investors. The net proceeds from this private placement of approximately $28,000,000 will be used to fund the Company’s plan of operations and for working capital and general corporate purposes.
      In connection with this private placement, the Company entered into an agreement with the investors that subjects the Company to cash penalties if the Company fails to file a registration statement and cause that registration statement to become effective within 90 days (or 150 days if the Securities and Exchange Commission decides to review the registration statement) after the September 26, 2005 closing date. In addition, the Company is subject to penalties if the investors covered by this agreement are prohibited from selling shares under the registration statement for a period exceeding 90 days during any 12 month period as a result of suspensions effected by the Company. The aggregate amount of payments to the investors under these provisions together may not exceed 13% of the aggregate purchase price paid by the investors. Based on this 13% cap, the Company will not be required to make payments to the investors under these provisions in excess of $3,965,508.

17.	Supplemental Oil and Gas Data (Unaudited)
      The following unaudited information was prepared in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures About Oil and Gas Producing Activities” and related accounting rules.
      The table below sets forth the Company’s results of operations from oil and gas producing activities for the fiscal year ended July 31, 2005. The Company commenced production and sales of gas during fiscal year ended July 31, 2005. The Company had no revenues or operating expenses of oil and gas activities in fiscal years ended July 31, 2004 or 2003.

Gas revenues	$117,835
Production costs	(307,178)
Depreciation, depletion and amortization	(238,366)

Pre-tax operating loss	(427,709)
Income taxes	166,807

Loss from oil and gas producing activities	$(260,902)

      The following estimates of proved reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company’s reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company’s reserves are located in the United States.
      Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.
      The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated)

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. The average net price used at July 31, 2005 was $7.44 per Mcf.
      The following summaries of changes in reserves and standardized measure of discounted future net cash flows were prepared from estimates of proved reserves developed by our independent petroleum engineers.
Summary of Changes in Proved Reserves

	Year Ended July 31,

	2005	2004	2003

	Mcf	Mcf	Mcf

Proved reserves
Beginning of year	—	—	—
Purchase of reserves in place	—	—	—
Extensions and discoveries	10,325,989	—	—
Revisions of previous estimates	—	—	—
Production	(33,967)	—	—

End of year	10,292,022	—	—

Proved developed reserves
Beginning of year	—	—	—
End of year	2,970,606	—	—
Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Gas Reserves

	July 31,

	2005	2004	2003

	(Amounts in thousands)
Future cash inflows	$76,608	$—	$—
Future production costs and taxes	(10,181)	—	—
Future development costs	(7,824)	—	—
Future income tax expenses	(14,663)	—	—

Net future cash flows	43,940	—	—
Discounted at 10% for estimated timing of cash flows	(20,872)	—	—

Standardized measure of discounted future net cash flows	$23,068	$—	$—

BPI Industries Inc.
Notes to Consolidated Financial Statements — (Continued)
Changes in Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Gas Reserves

	Year Ended July 31,

	2005	2004	2003

	(Amounts in thousands)
Standardized measure, beginning of year	$—	$—	$—
Sales, net of production costs and taxes	189	—	—
Extensions and discoveries	27,758	—	—
Purchases of reserves in place	—	—	—
Net changes in prices and production costs	—	—	—
Revisions of quantity estimates	—	—	—
Net changes in development costs	(5,541)	—	—
Interest factor — accretion of discount	—	—	—
Net change in income taxes	—	—	—
Changes in production rates (timing) and other	662	—	—

Net increase	23,068	—	—

Standardized measure, end of year	$23,068	$—	$—

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following are the estimated expenses in connection with the registration and sale of the securities covered by this registration statement:

SEC registration fee	$4,695
Accounting	500
Legal fees and expenses	25,000
Printing	10,000

Total	$40,195

      The Registrant will pay all of these expenses.

Item 14.	Indemnification of Directors and Officers
      In accordance with the British Columbia Business Corporations Act, we may indemnify our directors and officers against any judgment, penalty or fine awarded against or imposed upon them in connection with, or amounts paid in settlement by them of, any legal proceeding or investigative action and, after the final disposition of a legal proceeding or investigative action, may pay the costs, charges and expenses actually and reasonably incurred by them by reason of the fact that they were or are directors or officers of the corporation. Pursuant to the British Columbia Business Corporations Act, we are required to pay to our directors and officers the costs, charges and expenses (including legal and other fees) actually and reasonably incurred by them in connection with any legal proceeding or investigative action brought by third parties by reason of the fact that they were or are directors or officers of the corporation, if the directors or officers acted honestly and in good faith with a view to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable grounds to believe their conduct was unlawful. We may not indemnify our directors or officers or pay their expenses in connection with a derivative action against us (i.e., one that is brought by or on behalf of the corporation).
      Subject to the British Columbia Business Corporations Act, our Articles require us to indemnify our directors and former directors and their heirs and legal personal representatives against all judgments, penalties and fines awarded or imposed in connection with, or an amount paid in settlement of, any legal proceeding or investigative action pursuant to which such person is or may be liable. We must, after the final disposition of a legal proceeding or investigative action, pay the expenses actually and reasonably incurred by such persons in respect of that proceeding. We may indemnify any other person, subject to the restrictions of the British Columbia Business Corporations Act.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities
      In the three years prior to the filing of this registration statement, we issued the following unregistered securities. We did not use a principal underwriter for any of the issuances listed in the first table. Each such sale was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or regulations issued thereunder as sales principally to accredited investors not involving a public offering.

Aggregate Offering
Date of Sale	Title and Amount of Securities Sold	Offering Price	Price

9/18/03	Units consisting of 725,000 shares of common stock and warrants to purchase 725,000 shares of common stock for CAD$0.80 per share.	USD$0.47 per Unit	USD$340,076
12/3/03	Units consisting of 1,950,000 shares of common stock and warrants to purchase 1,950,000 shares of common stock for CAD$0.80 per share.	USD$0.49 per Unit	USD$960,000
4/29/04	Units consisting of 3,326,100 shares of common stock and warrants to purchase 3,326,100 shares of common stock for CAD$1.00 per share.	USD$0.58 per Unit	USD$1,942,674
      In December 2004 and January 2005, we issued the following unregistered securities. Included in these shares is the warrant to purchase 1,037,200 shares of our common stock, at a price equal to USD$1.25 per share, that we issued to Sanders Morris Harris Inc. as compensation for serving as placement agent for the offering. Each such sale was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or regulations issued thereunder as sales to accredited investors not involving a public offering.

Aggregate Offering
Date of Sale	Title and Amount of Securities Sold	Offering Price	Price

12/30/04 to 1/13/05	Units consisting of 10,372,000 shares of common stock and warrants to purchase 5,186,000 shares of common stock for USD$1.50 per share.	USD$2.50 per Unit	USD$12,965,000
A warrant to purchase 1,037,200 shares of common stock for USD$1.25 per share.
      On September 26, 2005, we issued the following unregistered securities. KeyBanc Capital Markets, a division of McDonald Investments, Inc., and Sanders Morris Harris, Inc. acted as placement agents. Each such sale was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or regulations issued thereunder as sales to qualified purchasers not involving a public offering.

Aggregate Offering
Date of sale	Title and Amount of Securities Sold	Offering Price	Price

9/26/05	18,000,000 shares of common stock	USD$1.69	USD$30,500,000

Item 16.	Exhibits and Financial Statement Schedule
      (a) Exhibits:

See the Exhibit Index, which is hereby incorporated herein by reference.
      (b) Financial Statement Schedules:

All schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the financial statements and notes thereto.

Item 17.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Solon, Ohio, on December 5, 2005.

BPI Industries Inc.
Date: December 5, 2005

By:	/s/ George J. Zilich

George J. Zilich,
Chief Financial Officer and General Counsel
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title

/s/ James G. Azlein James G. Azlein		President, Chief Executive Officer and Director

/s/ George J. Zilich George J. Zilich		Chief Financial Officer, General Counsel and Director

/s/ Costa Vrisakis Costa Vrisakis		Director

/s/ William J. Centa William J. Centa		Director

/s/ Dennis Carlton Dennis Carlton		Director

By:	/s/ George J. Zilich George J. Zilich, Attorney-in-Fact for the officers and directors signing in the capacities indicated	Date: December 5, 2005

EXHIBIT INDEX

Number	Description

3.1	Articles of Incorporation of BPI Industries Inc.(*)

4.1	Stock Purchase Agreement, dated September 20, 2005, by and among BPI Industries Inc. and the investors party thereto.(***)
5.1	Opinion of Anfield Sujir Kennedy & Durno.(+)

10.1	Financial Advisor Agreement, dated as of September 29, 2004, by and between BPI Industries Inc. and Sanders Morris Harris Inc.(*)

10.2	Placement Agent Agreement, dated as of December 8, 2004, by and between BPI Industries Inc. and Sanders Morris Harris Inc.(*)

10.3	Registration Rights Agreement, dated as of December 30, 2004, by and between BPI Industries Inc. and Sanders Morris Harris Inc., individually and as Agent and Attorney-in-Fact for the Purchasers listed on Exhibit A thereto.(*)

10.4	Amendment No. 1 to Registration Rights Agreement, dated as of April 20, 2005, by and among BPI Industries Inc. and the holders of shares of its common stock executing signatures pages attached thereto.(*)

10.5	Technical Services Agreement, dated as of March 31, 2005, by and between BPI Industries Inc. and BHP Petroleum (Exploration) Inc.(*)

10.6	Oil, Gas and Coalbed Methane Gas Lease, dated as of April 3, 2001, by and among BPI Industries (USA), Inc., AFC Coal Properties, Inc., American Premier Underwriters, Inc. and Methane Management, Inc. (Delta Project).(*)

10.7	Amendment to Oil, Gas and Coalbed Methane Gas Lease, dated as of November 23, 2004, by and among BPI Industries (USA), Inc., AFC Coal Properties, Inc. and American Premier Underwriters, Inc. (Delta Project).(*)

10.8	Option to Purchase Mineral Lease, dated as of October 10, 2002, by and between BPI Industries Inc. and the County of Montgomery, Illinois (Montgomery Project).(*)

10.9	Option to Purchase Mineral Lease, dated as of January 20, 2004, by and between BPI Industries Inc. and the County of Christian, Illinois (Montgomery Project).(*)

10.10	Mineral Lease, dated as of November 12, 2003, by and between BPI Industries Inc. and the County of Shelby, Illinois (Montgomery Project).(*)

10.11	Option to Purchase Mineral Lease, dated as of November 3, 2003, by and between BPI Industries Inc. and the County of Clinton, Illinois (Clinton/Washington Project).(*)

10.12	Option to Purchase Mineral Lease, dated as of September 9, 2003, by and between BPI Industries Inc. and the County of Washington, Illinois (Clinton/Washington Project).(*)

10.13	Option to Purchase Mineral Lease, dated as of June 8, 2004, by and between BPI Industries Inc. and the County of Marion, Illinois (Clinton/Washington Project).(*)

10.14	Farmout Agreement, dated as of November 2, 2004, by and between BPI Industries Inc. and Addington Exploration, LLC (Montgomery and Clinton/Washington Projects).(*)

10.15	Incentive Stock Option Plan of BPI Industries Inc., dated as of December 16, 2002.(*)

10.16	Employment Letter Agreement, dated as of January 6, 2005, by and between BPI Industries Inc. and George J. Zilich.(*)

10.17	Employment Letter Agreement, dated as of January 31, 2005, by and between BPI Industries Inc. and Randy Elkins.(*)

10.18	Agreement, dated as of April 17, 2004, by and between BPI Industries Inc. and James G. Azlein.(*)

10.19	Confidential Lock-Up Agreement, dated as of December 31, 2004, by and between BPI Industries Inc. and James G. Azlein.(*)

10.20	Form of Confidential Lock-Up Agreement, dated as of December 31, 2004.(*)

10.21	Letter agreement, dated as of July 7, 2005, by and among BPI Industries Inc., KeyBanc Capital Markets, a division of McDonald Investments, Inc., and Sanders Morris Harris, Inc.(**)

10.22	Base Contract for Sale and Purchase of Natural Gas, dated as of December 1, 2004, by and between BPI Industries Inc. and Atmos Energy Marketing, LLC.(**)

Number	Description

10.23	Form of Confidential Lock-up Agreement, dated September 26, 2005.(***)

10.24	Common Stock Purchase Warrant issued by BPI Industries Inc. on December 31, 2004 to Sanders Morris Harris Inc.(*)

10.25	Common Stock Purchase Warrant issued by BPI Industries Inc. on January 12, 2005 to Sanders Morris Harris Inc.(*)

10.26	Form of Warrant Certificate issued by BPI Industries Inc. in its December 2004/ January 2005 private placement.(*)

10.27	Form of Subscription Agreement entered into by the investors in the December 2004/ January 2005 private placement of BPI Industries Inc.(*)

16.1	Letter from former independent accounting firm, De Visser Gray, Chartered Accountants, pursuant to Item 304 of Regulation S-K.(***)

21.1	Subsidiaries of BPI Industries Inc.(*)

23.1	Consent of De Visser Gray, Chartered Accountants.(+)

23.2	Consent of Anfield Sujir Kennedy & Durno (included in Exhibit 5.1).

23.3	Consent of Schlumberger Technology Corporation.(+)

23.4	Consent of Meaden & Moore, Ltd.(+)

24.1	Power of Attorney, dated as of November , 2005.(+)

(*)	Incorporated by reference to the S-1 Registration Statement filed by BPI Industries Inc. with the SEC on June 3, 2005 (File No. 333-125483).

(**)	Incorporated by reference to Amendment No. 2 to the S-1 Registration Statement filed by BPI Industries Inc. with the SEC on September 6, 2005 (File No. 333-125483).

(***)	Incorporated by reference to Amendment No. 3 to the S-1 Registration Statement filed by BPI Industries Inc. with the SEC on October 28, 2005 (File No. 333-125483).

(+)	Filed herewith.